Exhibit 2.1
Execution Copy
ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 30th day of August, 2006, by and between SUMMIT AMUSEMENT & DISTRIBUTING, LTD., a Texas limited partnership (“Seller”), and GAMETECH INTERNATIONAL, INC., a Delaware corporation (“Purchaser”).
WITNESSETH:
     WHEREAS, Seller is engaged in the business of developing, manufacturing, marketing, selling, repairing and refurbishing video lottery games and terminals, casino gaming machines and associated software/firmware (collectively, the “Business”); and
     WHEREAS, Seller desires to sell substantially all of the Assets (as hereinafter defined) used in the Business to Purchaser, and Purchaser desires to acquire the Assets, upon the terms and conditions set forth herein.
     NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified in this Section 1.1.
     “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.
     “Affiliate” means, with respect to any Person, any Person that directly or indirectly controls or is controlled by or under common control with such Person. For purposes of this definition, “control” means the power to direct or cause the direction of the management and policies of a Person through the ownership of securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
     “Agreement” means this Asset Purchase Agreement.
     “Alternative Agreement” has the meaning specified in Section 4.1(b).
     “Ancillary Agreements” has the meaning specified in the definition of Transaction Documents below.
     “Annual Financial Statements” has the meaning specified in Section 5.1(e).
     “Arbitrator” has the meaning specified in Section 4.4(d).

     “Assets” has the meaning specified in Section 2.1.
     “Assumed Liabilities” has the meaning specified in Section 3.1.
     “Balance Sheet” has the meaning specified in Section 5.1(e).
     “Bill of Sale” has the meaning specified in Section 10.2(d).
     “Books and Records” has the meaning specified in Section 2.1(h).
     “Business” has the meaning specified in the initial recital of this Agreement.
     “Cash and Cash Equivalents” means, with respect to Cash, all cash on hand or in Seller’s bank accounts, less any outstanding checks; and, with respect to Cash Equivalents, any and all highly liquid investments with an original maturity of three months or less, and including any rights to Seller’s bank accounts.
     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
     “Chemical Substance” means any chemical substance, including but not limited to any (a) pollutant, contaminant, irritant, chemical, raw material, intermediate, product, by-product, slag, construction debris; (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction thereof; (d) asbestos or asbestos-containing material; (e) polychlorinated biphenyl; (f) chlorofluorocarbons; and (g) other substance, material or waste, which is identified or regulated under any Environmental Law or Safety Law, or other comparable laws.
     “Claim Notice” has the meaning specified in Section 11.3(a).
     “Closing” and “Closing Date” have the meanings specified in Section 10.1.
     “Closing Net Working Capital” has the meaning specified in Section 4.3(a).
     “Closing Payment” has the meaning specified in Section 4.1(a).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Contracts” has the meaning specified in Section 2.1(f).
     “Direct Liability Returns” has the meaning specified in Section 12.1.
     “Discussion Period” has the meaning specified in Section 13.1(f).
     “Earnout” has the meaning specified in Section 4.2(a).
     “Earnout Notice” has the meaning specified in Section 4.2(b).

     “EBITDA” means the combined net income (or loss) before interest, income taxes, depreciation and amortization of the Business during a relevant period, all as determined in accordance with GAAP (as applied in a manner consistent with the preparation of the Annual Financial Statements); provided, however, that for the purposes of this Agreement, in determining EBITDA there shall be excluded any extraordinary items related to the sale of the Business by Seller and any deductions for corporate overhead allocations from Purchaser (other than Purchaser’s cost of providing employee benefits to former employees of Seller), including, without limitation (i) any expenses directly or indirectly incurred in connection with the acquisition of the Assets by Purchaser, and (ii) any other direct or indirect charges or expenses not related to the operation of the Business.
     “Election Period” has the meaning specified in Section 11.3(a).
     “Environment” means soil, land surface or subsurface strata, real property, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwater, water body sediments, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.
     “Environmental Laws” means CERCLA, the Resource Conservation and Recovery Act, the Clean Air Act, and the Clean Water Act, each, as amended and in effect on the date hereof, and any other federal, state, local or foreign law, regulation or legal requirement, as in effect on the date hereof, relating to: (a) the Release, containment, removal, remediation, response, cleanup or abatement of any sort of any Chemical Substance; (b) the manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, use, treatment, handling, storage, recycling, disposal or transportation of any Chemical Substance; (c) exposure of persons, including employees, to any Chemical Substance; (d) the physical structure, use or condition of a building, facility, fixture or other structure, including, without limitation, those relating to the management, use, storage, disposal, cleanup or removal of asbestos, asbestos-containing materials, polychlorinated biphenyls or any other Chemical Substance; (e) the pollution, protection or clean up of the Environment; or (f) noise.
     “Environmental Liabilities and Costs” means all Losses incurred: (a) to comply with any Environmental Law; (b) as a result of a Release of any Chemical Substance; or, (c) as a result of any environmental conditions present at, created by or arising out of the operations of Seller or its predecessors through the Closing Date.
     “Environmental Permit” means any Permit or authorization from any governmental authority required under, issued pursuant to, or authorized by any Environmental Law.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any entity, trade or business controlled by, controlling or under common control with Seller (within the meaning of Section 414 of the Code or Sections 4001(a)(14) or 4001(b) of ERISA.
     “Escrow Agent” has the meaning set forth in Section 4.1(b).

     “Escrow and Blocked Account Amount” has the meaning set forth in Section 4.1(b).
     “Estimated Closing Net Working Capital” has the meaning specified in Section 4.3(b).
     “Excluded Assets” has the meaning specified in Section 2.3.
     “Financial Statements” has the meaning specified in Section 5.1(e).
     “First Form Escrow Agreement” has the meaning set forth in Section 4.1(b).
     “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.
     “Governmental Authority” means any court or tribunal in any jurisdiction or any public, governmental, tribal or regulatory body, agency, department, commission, board, bureau or other authority or instrumentality.
     “Hired Employees” has the meaning specified in Section 8.1.
     “Indebtedness” means indebtedness for borrowed money or for the deferred purchase price of property or services (other than trade payables and other accrued current liabilities incurred in the ordinary course of business), or capital lease obligations, conditional sale or other title retention agreements.
     “Indemnified Party” has the meaning specified in Section 11.3(a).
     “Indemnifying Party has the meaning specified in Section 11.3(a).
     “Indemnity Notice” has the meaning specified in Section 11.3(d).
     “Information Returns” has the meaning specified in Section 12.1(a).
     “Intellectual Property” means all intellectual property or similar rights throughout the world (together with all rights, privileges, claims, causes of action and options relating or pertaining thereto), including but not limited to: (i) trademarks, service marks, service names, trade dress, logos, trade names, slogans and corporate names (including, but not limited to, all rights to the “SUMMIT AMUSEMENT & DISTRIBUTING” name and any related marks), together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications for registration, registrations and renewals in connection therewith; (ii) works of authorship, copyrightable works, copyrights and all applications, registrations and renewals in connection therewith; (iii) inventions (whether or not patentable), discoveries, designs, industrial models, and all United States and foreign patents and patent rights covered by, disclosed in or otherwise related thereto, all registrations and applications therefor and all reissues, divisionals, continuations, continuations-in-part, re-examinations and extensions thereof; (iv) all undocumented or proprietary intellectual property, including trade secrets, mask works and confidential or proprietary information, tangible or intangible, oral or written, regardless of media or embodiment (including ideas, know-how, formulas, processes, compositions, data, customer and supplier lists, and business and marketing plans and proposals); (v) software, including, without limitation, object code and source code and annotations thereto, programming toolboxes, disks, documentation, flow charts, diagrams, operating manuals, related systems data, source programs, databases, record layouts, program libraries, and any other documentation in those application areas that may pertain to any data processing system or the operation of the Business; (vi) all internet, intranet or extranet websites, URLs and domain names and all information and content associated with any of the foregoing, including the internet domain name “www.summitgaming.com” and all variants and derivatives thereof; (vii) right to sue for past infringement and improper, unlawful or unfair use of any of the foregoing; and (viii) all goodwill associated with all of the foregoing.
     “Interim Financial Statements” has the meaning specified in Section 5.1(e).
     “Inventory” has the meaning specified in Section 2.1(a).
     “Knowledge” or “awareness” means the actual knowledge or awareness of such entity’s officers provided, however, that in the case of Seller, the actual knowledge or awareness is only that of Tim Carson, Cliff Dodge, William Rickett, Merle Frank, Natalie Carson, Curt Hagerty, Skip Johnson and John Marshall.
     “Law” means any federal, state, local, tribal or foreign constitution, statute, law, ordinance, regulation, rule, code, order, principle of common law, treaty or other requirement or rule of law.
     “Liens” means any charge, claim, equitable interest, license, lien, option, right of first refusal, pledge, security interest, mortgage, right of way, easement, encroachment or similar restriction; provided, however, that the term “Liens” shall be deemed to exclude (a) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due, (b) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same does not impair its use in the conduct of the business of such Person, (c) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable laws or other social security and (e) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials, equipment or supplies and other like liens which secure obligations to the extent that payment thereof is not in arrears or otherwise due.
     “Losses” has the meaning set forth in Section 11.1.
     “Material Adverse Effect” means, with respect to any Person, any effect, change or circumstance that individually or when taken together with all other changes, effects or circumstances, has been or is reasonably likely to be materially adverse to the business, assets, condition (financial or otherwise), results of operations or cash flow of such Person; provided, however, that a Material Adverse Effect shall not include, individually or in the aggregate, any effect, change or circumstance that arises by reason of or related to a general deterioration in the economy or in the gaming industry; changes in laws, tax laws, tax rates or GAAP, changes in international or national political or regulatory conditions generally; any change, event or effect resulting from any act of terrorism, commencement, escalation, continuation or cessation of armed hostilities in the United States or internationally or declaration of war by or against or otherwise involving the United States; any change, event or effect resulting from the entering into or public announcement of the transactions contemplated by this Agreement. Further, no event or condition that results primarily from such events shall be deemed to have, individually or in the aggregate, a Material Adverse Effect.
     “Merrill Lynch” has the meaning specified in Section 4.1(b).
     “Neutral Auditor” has the meaning specified in Section 4.2(d).
     “Owners” means William Rickett, an individual resident of the State of Texas, Dynamanagement, Inc., a Delaware corporation, Dynamo, LLP, a Texas limited liability partnership, W. Rickett LLC, a Texas limited liability company.
     “Parties” means the parties to this Agreement.
     “Permits” has the meaning specified in Section 5.1(f).
     “Person” means an individual, partnership, joint venture, corporation, limited liability company, bank, trust, association, unincorporated organization, governmental entity, syndicate or group.
     “Personal Property” has the meaning specified in Section 2.1(d).
     “Pre-Closing Working Capital Certificate” has the meaning specified in Section 4.3(b).
     “Post-Closing Working Capital Certificate” has the meaning specified in Section 4.3(c).
     “Receivables” has the meaning specified in Section 2.1(a).
     “Related Person” has the meaning specified in Section 5.1(w).
     “Release” means any actual, threatened or alleged spilling, leaking, pumping, pouring, emitting, dispersing, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of any Chemical Substance into the Environment that may cause any Environmental Liabilities and Costs (including the disposal or abandonment of barrels, containers, tanks or other receptacles containing or previously containing any Chemical Substance).
     “Retained Liabilities” has the meaning specified in Section 3.2.
     “Safety Laws” means any Law relating to health or safety, including the Occupational Safety and Health Act, as amended and in effect on the date hereof and including any provision of any such Law relating to (a) exposure of employees to any Chemical Substance or (b) the physical structure, use or condition of a building, facility, fixture or other structure, including, without limitation, those relating to equipment or manufacturing processes, or the management, use, storage, disposal, cleanup or removal of any Chemical Substance.
     “Safety Liabilities and Costs” mean all Losses incurred to comply with any Safety Law or as a result of any health or safety conditions present at, created by or arising out of the operations of the Business through the Closing Date.
     “Second Form Escrow Agreement” has the meaning set forth in Section 4.1(b).
     “Target Net Working Capital” has the meaning specified in Section 4.3(a).
     “Tax Returns” has the meaning specified in Section 12.2.
     “Taxes” means any federal, state, local, foreign or other taxes, including, without limitation, income taxes, estimated taxes, excise taxes, sales taxes, use taxes, gross receipts taxes, franchise taxes, employment and payroll related taxes, withholding taxes, stamp taxes, transfer taxes and property taxes, whether or not measured in whole or in part by net income.
     “Termination Date” has the meaning specified in Section 13.1(b).
     “Third Party Claim” has the meaning specified in Section 11.3(a).
     “Transaction Documents” means collectively this Agreement and each of the other agreements, assignments, certificates, documents and instruments as shall be requested by Purchaser and its counsel or required or anticipated to be delivered by Seller or Purchaser pursuant to this Agreement or in any other instrument or document delivered by any of the parties hereto pursuant to this Agreement (the “Ancillary Agreements”), as amended, modified or supplemented from time to time in accordance with the terms thereof and all other instruments, certificates and agreements executed by any party hereto in connection with transactions contemplated by such agreements, including the Schedules.
     1.2 Construction. As used herein, unless the context otherwise requires: (a) all references to “Article” or “Section” are to an article or section hereof; (b) all references to “Exhibits” and “Schedules” herein are to exhibits and schedules attached hereto and incorporated herein by reference and made a part hereof; (c) “include,” “includes” and “including” are deemed to be followed by “without limitation,” whether or not they are in fact followed by such words or words of similar import; (d) the headings of the various articles, sections and other subdivisions hereof are for convenience of reference only and shall not modify, define or limit any of the terms or provisions hereof, and (e) the singular includes the plural.

ARTICLE II
SALE AND PURCHASE OF ASSETS
     2.1 Sale and Purchase of Assets. Subject to the terms and conditions contained in this Agreement, at the Closing, Seller shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall acquire from Seller, all of Seller’s right, title and interest in and to all of the tangible and intangible assets related to or used in connection with the Business, as they exist as of the Closing, together with all accrued benefits and rights pertaining thereto (together, the “Assets”), other than the Excluded Assets, free and clear of any Liens, including, without limitation:
     (a) Receivables. All accounts receivable, notes and other amounts receivable by the Business from third parties outstanding at the Closing, including, without limitation, customers, arising from the conduct of the Business or otherwise before the Closing Date, whether or not in the ordinary course, whether billed or unbilled, whether current or non-current, together with all unpaid financing charges accrued thereon, if any, and the full benefit of all security for such accounts or notes or rights to payment (the “Receivables”);
     (b) Claims. All claims, demands, actions, choses in action, judgments, decrees, rights of recovery and rights of set off of any kind, against any Person, including any Liens or other rights to payment or to enforce payment in connection with products or services delivered by Seller in connection with the Business, and including all insurance benefits, rights and proceeds arising from or relating to the Assets or the Assumed Liabilities prior to the Closing, except to the extent excluded under Section 2.3(f) below;
     (c) Inventories. The raw materials, work-in-process, finished goods, supplies, spare parts, materials and supplies to be used or consumed by Seller in the production or refurbishment of finished goods, packaging items, prepaid inventory and similar items and other inventories in each case intended for use or sale by the Business, in each case wherever the same may be located, including, without limitation, inventory in leased warehouse space, on consignment with distribution partners and in transit (the “Inventory”);
     (d) Personal Property. All machinery, manufacturing, laboratory and testing equipment, furniture, tools, molds, jigs, patterns and dies, fixtures, spare parts, office and computer hardware and tangible embodiments of software, automobiles and other motorized vehicles, websites, telephone and fax numbers, and other personal property used in connection with the Business (the “Personal Property”);
     (e) Intellectual Property. All Intellectual Property owned by Seller and the rights of Seller in and to any Intellectual Property licensed by Seller or otherwise used or proposed for use by Seller in the operation of the Business;
     (f) Contracts. All rights under all contracts, agreements, leases, and offers open for acceptance of any nature, whether written or oral, related to or used in connection with the Business, including, without limitation, the contracts listed in Schedule 2.1(f), but excluding those contracts listed in Schedule 2.3(h) (the “Contracts”);

     (g) Operating Permits. The Permits listed in Schedule 2.1(g);
     (h) Books and Records. To the extent not already included in Intellectual Property, all books and records related to or used in connection with the Business, including, without limitation, (i) all records and lists of Seller pertaining to the Assets, (ii) all records and lists pertaining to the Business, and customers, suppliers, vendors, distributors or personnel of the Business, (iii) all product, business and marketing plans, advertising and sales literature and promotional literature relating to the Business, and (iv) all other books, ledgers, files, reports, plans, drawings and operating records, manuals and reports, testing manuals, notes and reports, drawings and models and treatises and other publications of every kind maintained by Seller in connection with the Business, but excluding the originals of Seller’s partnership agreement and related records and tax returns (collectively, the “Books and Records”); provided, however, that Seller may retain and use copies of the Books and Records to the extent that the Books and Records relate to any Excluded Asset, Retained Liability or business of Seller other than the Business;
     (i) Warranties. All rights under or pursuant to all warranties, representations and guarantees made by Persons (including all contractual or other rights of Seller to return Inventory) in connection with the Assets or services furnished to Seller pertaining to the Business or affecting the Assets; and
     (j) Prepaids. All deposits (including customer deposits on open orders), refunds, rebates, and tenant reimbursements relating to the operation of the Business prior to Closing, pre-payments or prepaid expenses relating to the Business except to the extent that such assets are Excluded Assets under Section 2.3(f) below.
     The transfer of the Assets pursuant to this Agreement shall not include the assumption of any liability related to the Assets unless Purchaser expressly assumes that liability pursuant to Section 3.1.
     2.2 [Intentionally omitted.]
     2.3 Excluded Assets. Notwithstanding anything contained herein to the contrary, the Assets shall not include, and Seller shall not transfer to Purchaser and Purchaser shall not accept, any of the following (collectively, the “Excluded Assets”):
     (a) Except as set forth in Section 2.1(j), Cash and Cash Equivalents;
     (b) Books of original financial entry and internal accounting documents and records relating to the Business and any other books and records relating to the Business that Seller is required to retain pursuant to statute, rule or regulation, provided that, at Purchaser’s expense, Seller shall provide Purchaser with copies of such books and records as Purchaser may reasonably request from time to time;
     (c) Any assets or reserves of Employee Benefit Plans;

     (d) All rights to refunds of all Taxes relating to the Assets or the Business to the extent such Taxes relate to a period commencing and ending prior to the Closing Date;
     (e) All amounts prepaid on any insurance policy maintained by Seller on behalf of the Business prior to Closing listed on Schedule 2.3(f);
     (f) Rebates, refunds, tenant reimbursements, refunds of insurance premiums arising from operation of the Business prior to Closing and other items listed on Schedule 2.3(f);
     (g) All rights, causes of action and claims that may be asserted against third parties arising out of any of the Excluded Assets hereof or any of the Retained Liabilities, including, without limitation, any rights to reimbursement for damages, fees or expenses;
     (h) The Contracts listed on Schedule 2.3(h); and
     (i) All rights of Seller arising out of or relating to this Agreement and the transactions described herein.
ARTICLE III
ASSIGNMENT AND ASSUMPTION OF LIABILITIES
     3.1 Assumed Liabilities and Obligations. At the Closing, Seller shall assign to Purchaser, and Purchaser shall assume and agree to thereafter pay, satisfy, perform and discharge only the following specified liabilities of Seller or the Business existing as of the Closing Date (collectively, the “Assumed Liabilities”):
     (a) trade accounts payable reflected on the Balance Sheet (other than a trade account payable to an Owner or a Related Person) that remain unpaid at and are not more than thirty (30) days past due as of the Closing; and trade accounts payable (other than a trade account payable to an Owner or a Related Person) incurred by Seller in the ordinary course of business between the date of the Balance Sheet and the Closing that remain unpaid at and are not more than thirty (30) days past due as of the Closing or are otherwise incurred with Purchaser’s prior written consent;
     (b) liability to Seller’s customers incurred by Seller in the ordinary course of business for orders outstanding as of the Closing reflected on Seller’s books (other than any liabilities arising out of or relating to a breach that occurred prior to the Closing and any liabilities associated with the failure of Seller to timely perform with respect to any such orders);
     (c) those obligations and liabilities arising from the Contracts listed on Schedule 2.1(f) from and after the Closing Date (and not including any liability arising out of or relating to a breach that occurred prior to the Closing), and any liability of Seller arising after the Closing under any Contract included in the Assets that is entered into by Seller after the date of this Agreement in accordance with the provisions of this Agreement (other than a liability arising out of or relating to a breach that occurred prior to the Closing and other orders in jurisdictions where Seller is not properly authorized or licensed to conduct business); provided, however that Purchaser shall not be obligated to assume any obligations or liabilities with respect to a Contract listed on Schedule 5.1(d) if consent to the assignment of such Contract to Purchaser is not provided by Seller;
     (d) the contingent liabilities or guarantees described, and in the amounts listed, on Schedule 3.1(d), which were provided to parties that financed the sale of equipment by Seller or such other contingent liabilities or guarantees as are otherwise incurred with Purchaser’s prior written consent;
     (e) liability to Seller’s customers under written warranty agreements in the forms disclosed in Schedule 3.1(e) or other warranty agreements otherwise disclosed in Schedule 3.1(e) or otherwise provided with Purchaser’s prior written consent, in each case given by Seller to its customers in the ordinary course of business prior to the Closing (other than any liability arising out of or relating to a breach of warranty that occurred prior to the Closing);
     (f) All liabilities of Seller to the Hired Employees for payment in respect of unused vacation days since each such employee’s last anniversary of hiring; and
     (g) All product liability claims associated with products sold by Seller in the ordinary course of operating the Business prior to the Closing Date.
     3.2 Retained Liabilities and Obligations. The Assumed Liabilities shall not include, and Seller shall not assign to Purchaser, and Purchaser shall not assume, any of the liabilities, or any of the costs, expenses, claims, losses or other obligations and liabilities related thereto, arising out of or relating to the Business or the Assets and relating to or arising out of any circumstances, events or actions occurring prior to the Closing, whether known or unknown, accrued, absolute, matured or unmatured, liquidated or unliquidated, known or unknown, contingent, actual or otherwise, except for the Assumed Liabilities specifically enumerated in Section 3.1 above (together, the “Retained Liabilities”). The Retained Liabilities shall remain the sole responsibility of Seller, and shall be retained, paid, performed and discharged solely by Seller. For clarity, the Retained Liabilities include any and all liabilities of Seller or relating to the operation of the Business prior to the Closing, other than the Assumed Liabilities, including, without limitation, the following:
     (a) Except as specifically set forth in Section 3.1(f), any liability to the employees of Seller (including employees of the Business) arising prior to or as of the Closing to provide benefits to such employees under any of the Employee Benefit Plans or any liabilities associated with severance payments due or to become due to the employees of Seller (including employees of the Business), whether arising from the consummation of the transactions contemplated hereby, or otherwise, and any claims relating to any Employee Benefit Plans, any other bonus, benefit or compensation plan, fund, arrangement or agreement, of Seller, or the termination thereof accruing or arising on or prior to the Closing;
     (b) Any Environmental Liabilities and Costs and Safety Liabilities and Costs;

     (c) Any liabilities relating to or arising out of Actions against Seller, the Business or the Assets which are pending or threatened as of the Closing;
     (d) Any liabilities for Taxes attributable to Seller or the Business for periods prior to the Closing and any Taxes that arise as a result of the sale of Assets pursuant to this Agreement;
     (e) Any liabilities for debt (including bank debt and notes payable) including interest thereon to any Person, including limited partners or Affiliates of Seller (but not including those trade accounts payable described in Section 3.1(a) or the contingent liabilities described in Section 3.1(d);
     (f) Any liabilities arising out of or related to the Excluded Assets;
     (g) All liabilities and obligations of Seller for workers’ compensation liabilities, occupational injury, payroll, consulting fees through the Closing Date or for fees or other expenses of Seller, including all liabilities incurred in connection with or related to the sale or transfer of the Assets;
     (h) All liabilities and obligations of Seller for fees, costs and expenses of attorneys, independent public accountants, investment bankers or other representatives incurred in connection with the negotiation, preparation or consummation of the Transaction Documents;
     (i) All liabilities and obligations of Seller arising out of or based on any contract with any employee for accrued but unpaid bonuses;
     (j) All liabilities and obligations of Seller for the sales and transfer taxes described below in Section 6.7, and the costs and expenses of Seller described below in Section 14.1;
     (k) All liabilities and obligations of Seller (i) owed to a Related Person, or (ii) otherwise listed on or required to be listed on Schedule 5.1(w); and
     (l) All liabilities of Seller under guarantees or other credit support arrangements given by Seller in favor of Dynafund, Ltd.
ARTICLE IV
PURCHASE PRICE
     4.1 Purchase Price; Escrow.
     (a) Purchase Price. The purchase price for the Assets will consist of (i) thirty-seven million dollars ($37,000,000) in cash (as adjusted pursuant to Sections 4.3 and 4.5) the “Closing Payment”) and (ii) the Earnout, if any (collectively, the “Purchase Price”). On the Closing Date, Purchaser shall deliver the Closing Payment, less the Escrow and Blocked Account Amount, to Seller via wire transfer of immediately available funds to an account of Seller in the United States designated by Seller in writing to Purchaser not less than one (1) business day prior to the Closing Date; provided, however, that at Purchaser’s discretion, Purchaser may direct a portion of the Closing Payment to repay any outstanding balance under that certain Promissory Note, dated as of October 25, 2005, by Summit Amusement & Distributing, Ltd. as maker in favor of Rocky Mountain Bank, in the original principal amount of $2 million.
     (b) Escrow.
     (i) Subject to subsection 4.1(b)(ii), Purchaser and Seller have agreed that, to secure the indemnification obligations of Seller pursuant to Article XI, five million dollars ($5,000,000) of the Closing Payment (the “Escrow and Blocked Account Amount”) will be deposited at the Closing with Union Bank of California, N.A., as escrow agent (the “Escrow Agent”), and at the Closing, Purchaser, Seller and the Escrow Agent shall execute and deliver an escrow agreement in substantially the form attached hereto as Exhibit A (the “First Form Escrow Agreement”) pursuant to which Purchaser shall deposit the entire Escrow and Blocked Account Amount with the Escrow Agent.
     (ii) After the execution and delivery of this Agreement, Purchaser and Seller shall negotiate in good faith to attempt to establish an arrangement whereby Seller would be afforded additional investment flexibility with respect to four million dollars ($4,000,000) of the Escrow and Blocked Account Amount while Purchaser would be afforded security for the indemnification obligations of Seller pursuant to Article XI substantially similar to that provided by the First Form Escrow Agreement. If prior to the date that is five (5) business days before the Closing, Seller and Purchaser have agreed to such arrangement (the “Alternative Agreement”), then at the Closing, (A) Purchaser, Seller and the Escrow Agent shall execute and deliver an escrow agreement in substantially in the form attached hereto as Exhibit B (the “Second Form Escrow Agreement”), pursuant to which Purchaser shall deposit one million dollars ($1,000,000) of the Escrow and Blocked Account Amount with the Escrow Agent and (B) Purchaser, Seller and any other party thereto shall execute and deliver the Alternative Agreement pursuant to which Purchaser shall deposit four million dollars ($4,000,000) of the Escrow and Blocked Account Amount.
     4.2 Earnout.
     (a) Purchaser shall pay to Seller an additional amount (the “Earnout”), based on the EBITDA, if any, generated by the Business during the period commencing on January 1, 2006 and ending on December 31, 2006 (the “Earnout Period”) as follows:
     (i) If the Business generates EBITDA during the Earnout Period of less than or equal to $7,500,000 but more than $0, then Purchaser shall pay to Seller $800,000;
     (ii) If the Business generates EBITDA during the Earnout Period of less than or equal to $8,000,000 but more than $7,500,000, then Purchaser shall pay to Seller $1,200,000;
          (iii) If the Business generates EBITDA during the Earnout Period of less than or equal to $8,400,000 but more than $8,000,000, then Purchaser shall pay to Seller $1,600,000; or

          (iv) If the Business generates EBITDA during the Earnout Period of more than $8,400,000, then Purchaser shall pay to Seller $2,000,000.
     (b) Within 90 days following the end of the Earnout Period, Purchaser shall deliver to Seller a notice specifying the EBITDA for such period (the “Earnout Notice”) showing in reasonable detail the computation thereof, all to be accompanied by a certification by Purchaser’s chief financial officer that such computation was based on Purchaser’s books and records and performed in a manner consistent with the preparation of the Annual Financial Statements to the extent they were prepared in accordance with GAAP.
     (c) During the preparation of the Earnout Notice and the period of any review contemplated by this Section 4.2, Purchaser shall (i) provide Seller, upon reasonable notice, full access during normal business hours to the books, records, facilities and employees of Purchaser involved with or related to the Business to review the preparation of the Earnout Notice and (ii) cooperate with Seller, including the provision on a timely basis of all information reasonably requested by Seller and necessary or useful in reviewing the preparation of the Earnout Notice.
     (d) After receipt of the Earnout Notice, Seller shall have 30 days to review the Earnout Notice, together with all the work papers used in preparation thereof. Unless Seller delivers a written notice to Purchaser on or before the 30th day after Seller’s receipt of the Earnout Notice specifying, in reasonable detail, all disputed items and the basis therefore, the Seller shall be deemed to have accepted and agreed to the Earnout Notice. If Seller notifies Purchaser of an objection to the Earnout Notice, Seller and Purchaser shall, within 30 days following such notice, attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive for Purchaser and Seller. If, at the end of such 30-day period, any amounts shall remain in dispute, then all amounts remaining in dispute with respect to the calculation of EBITDA shall be submitted to a firm of reputable independent accountants (the “Neutral Auditor”) selected by Purchaser and Seller within ten (10) days after the expiration of the 30-day period. If Purchaser and Seller are unable to agree on the Neutral Auditor, then Purchaser and Seller shall each have the right to request the American Arbitration Association to appoint the Neutral Auditor, who shall not have had a material business relationship with Seller, Purchaser or any of their respective Affiliates within the past two (2) years. Purchaser and Seller agree to execute, if requested by the Neutral Auditor, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne 50% by Purchaser and 50% by Seller. The Neutral Auditor shall act as an arbitrator to determine only those issues that remain in dispute between Purchaser and Seller, and each of them shall submit to the Neutral Auditor a statement of its position within five (5) business days the selection of the Neutral Auditor. The Neutral Auditor’s determination shall be made within 30 days of its selection, shall be set forth in a written statement delivered to Seller and Purchaser, and shall be final, binding and conclusive on Purchaser and Seller. Judgment upon the decision of the Neutral Auditor may be entered by Purchaser or Seller in any court of competent jurisdiction.
     (e) Other than a determination by the Neutral Auditor as provided under Section 4.2(d) hereof, when the amount payable to Seller, if any, under this Section 4.2 has been determined in accordance with the terms and procedures set forth in this Section 4.2, Purchaser shall prepare, and Purchaser and Seller shall execute, a written statement setting forth the amount of such payment which shall be final, binding and conclusive on Purchaser and Seller. The amounts, if any, payable to Seller pursuant to this Section 4.2 shall be paid by Purchaser within five (5) business days following the final determination of the amount payable in accordance with this Section 4.2.
     (f) Purchaser covenants and agrees for the benefit of the Seller that during the period from the date of the Closing until the end of the Earnout Period, it will: (i) cause separate books of account and financial statements of the Business to be maintained consistent with the preparation of the Annual Financial Statements to the extent they were prepared in accordance with GAAP, for purposes of determining whether the Business has achieved the EBITDA targets set forth in Section 4.2(a); (ii) if requested by the Seller, provide the Seller with copies of annual financial statements of the Business covering the Earnout Period prepared in accordance with (i) above promptly after such financial statements become available; and (iii) operate or cause to be operated the Business in substantially the same manner as operated by Seller as of immediately prior to the Closing.
     4.3 Purchase Price Adjustments.
     (a) Purchaser and Seller have assumed that Closing Net Working Capital of the Business will be four million, two hundred thousand dollars ($4,200,000) (the “Target Net Working Capital”). For purposes of this Agreement, “Closing Net Working Capital” means total current assets included in the Assets less total current liabilities included in the Assumed Liabilities as of the Closing Date, as calculated in accordance with the principles and methodologies used in preparation of the Annual Financial Statements. For purposes of calculating Closing Net Working Capital, in connection with the calculation of Inventory, within five (5) business days prior to Closing, Seller, at its own expense, shall perform a physical count of the items of Inventory that are of quality and quantity commercially usable and saleable in the ordinary course of the Business and determine the value thereof, which value shall be subject to Purchaser’s approval, such approval not to be unreasonably withheld. Seller shall provide Purchaser with at least five (5) business days advance notice of the date on which Seller will perform such physical count and Purchaser or its representatives shall have the right to observe such physical count.
     (b) No more than five (5) calendar days and no less than two (2) business days prior to the Closing, Seller shall prepare and deliver to Purchaser a certificate (the “Pre-Closing Working Capital Certificate”) of Seller’s President setting forth Seller’s good faith estimate and a reasonably detailed calculation of Closing Net Working Capital (“Estimated Closing Net Working Capital”), together with copies of Seller’s working papers relating to the preparation of the Pre-Closing Working Capital Certificate. From and after the delivery of the Pre-Closing Working Capital Certificate, Seller shall provide Purchaser with reasonable access to the persons involved in preparing or reviewing the Pre-Closing Working Capital Certificate. If Purchaser has an objection to Seller’s Pre-Closing Working Capital Certificate, Seller and Purchaser shall, prior to the Closing, attempt in good faith to resolve their differences with respect thereto and the Pre-Closing Working Capital Certificate shall be revised to reflect any resolution by them as to any disputed amounts. If Seller and Purchaser are unable to resolve any such differences prior to the Closing, then Seller shall revise the Pre-Closing Working Capital Certificate to reflect any unresolved objections raised by Purchaser. If Estimated Closing Net Working Capital set forth on the Pre-Closing Working Capital Certificate exceeds Target Net Working Capital, then the Closing Payment shall be increased by an amount equal to such excess. If the Estimated Closing Net Working Capital set forth on the Pre-Closing Working Capital Certificate is less than Target Net Working Capital, then the Closing Payment shall be reduced by an amount equal to such difference.
     (c) Within forty-five (45) days after the Closing, Purchaser shall prepare and deliver to Seller a certificate (the “Post-Closing Working Capital Certificate”) of the Chief Financial Officer of Purchaser setting forth Purchaser’s good faith estimate and a reasonably detailed calculation of the actual Closing Net Working Capital.
     (d) If the Closing Net Working Capital as finally determined pursuant to Section 4.4 exceeds Estimated Closing Net Working Capital, then Purchaser shall pay to Seller, in cash, within five (5) business days of such determination, the amount of such excess. If the Closing Net Working Capital as finally determined pursuant to Section 4.4 is less than Estimated Closing Net Working Capital, then Seller shall pay to Purchaser, in cash, within five (5) business days of such determination the amount of such difference.
     4.4 Final Determination of Net Working Capital; Arbitrator.
     (a) Seller may, for a period of thirty (30) calendar days following receipt of the Post-Closing Working Capital Certificate, review it. Purchaser shall cooperate with Seller and its representatives in conducting any such review, including but not limited to providing Seller with reasonable access to Purchaser’s personnel, books, records, accounting records and the accounting work papers used in the preparation of the Post-Closing Working Capital Certificate.
     (b) Within the thirty (30) calendar day period specified in Section 4.4(a) above, Seller shall notify Purchaser in writing of its acceptance of the Closing Net Working Capital set forth on the Post-Closing Working Capital Certificate or its disagreement with respect thereto, specifying in reasonable detail all disputed items and the basis therefor. If Seller provides a notice of acceptance or does not provide a notice of disagreement within such thirty (30) calendar day period, then Seller shall be deemed to have accepted the calculations and amounts set forth in the Post-Closing Working Capital Certificate delivered by Purchaser, which shall then be final, binding and conclusive for all purposes hereunder. If Seller does provide Purchaser with a notice of disagreement within such thirty (30) calendar day period, then Purchaser and Seller shall use their reasonable best efforts to resolve any such disagreement. In the event that Purchaser and Seller resolve such disagreement within thirty (30) calendar days after Purchaser’s receipt of such notice of disagreement by Seller, then the Closing Net Working Capital set forth on the Post-Closing Working Capital Certificate shall be modified accordingly. In the event that Purchaser and Seller are unable to resolve such disagreement during such thirty (30) calendar day period, then Purchaser and Seller shall jointly appoint a firm of reputable accountants (the “Arbitrator”) to review the Post-Closing Working Capital Certificate and the work papers used in connection with the preparation of the Post-Closing Working Capital Certificate and to determine those items in dispute. Purchaser and Seller agree to execute, if requested by the Arbitrator, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Arbitrator shall be borne 50% by Purchaser and 50% by Seller. The Arbitrator shall act as an arbitrator to determine only those issues that remain in dispute between Purchaser and Seller, and each of them shall submit to the Arbitrator a statement of its position within five (5) days the selection of the Arbitrator. The Arbitrator’s determination shall be made within 30 days of its selection, shall be set forth in a written statement delivered to Seller and Purchaser, and shall be final, binding and conclusive on Purchaser and Seller. Judgment upon the decision of the Arbitrator may be entered by Purchaser or Seller in any court of competent jurisdiction.
     4.5 Adjustment for Vacation Pay. No less than five (5) and no more than seven (7) calendar days prior to the Closing, Seller shall prepare and deliver to Purchaser a statement setting forth Seller’s good faith estimate of all liabilities of Seller, as of the Closing Date, to the Hired Employees for payment in respect of unused vacation days since each such employee’s last anniversary of hiring, together with such documentation in respect thereof as Purchaser may reasonably request. On the Closing Date, Seller shall deliver to Purchaser an updated statement setting forth the actual amount of such liabilities as of the Closing Date, and the Closing Payment shall be reduced by the amount of such liabilities.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
     5.1 Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows:
     (a) Organization and Standing. Seller is a limited partnership duly organized, validly existing and duly qualified to transact business under the laws of the State of Texas and has full power and authority to perform all of its obligations under this Agreement and to own, operate and lease the Assets and carry on the Business, as it is presently conducted. Seller, is qualified to do business as a foreign limited partnership (or other appropriate entity), and is in good standing, in every jurisdiction in which the nature of its activities requires such qualification except where the failure to be so qualified would not result in a Material Adverse Effect. Schedule 5.1(a) contains a complete and accurate list of all jurisdictions in which Seller is qualified to do business. Complete and accurate copies of the governing documents of Seller as currently in effect are attached to Schedule 5.1(a). Seller has no subsidiaries and does not own any capital stock or securities of any other Person. Schedule 5.1(a) contains a complete list of each state in which Assets are located. The ownership structure of Seller is set forth on Schedule 5.1(a).
     (b) No Conflicts. The execution, delivery and performance of this Agreement and each of the Transaction Documents by Seller have been duly authorized by all necessary partnership, or other action and will not result in, and the consummation of the transactions contemplated hereby shall not result in, (i) a violation of any provision of Seller’s Certificate of Limited Partnership or limited partnership agreement, (ii) a default under, or the acceleration of any obligation under, any material loan agreement or other instrument relating to or evidencing indebtedness for monies borrowed by or credit available to Seller, (iii) a material violation of any provision of any Law to which Seller is a party or by which Seller or its properties are bound, (iv) a default under, or the acceleration of any obligation under, any material contract, agreement, instrument or obligation to which Seller is a party or by which Seller or its properties are bound provided that the consents set forth on Schedule 5.1(d) are obtained; provided that the failure by Seller to deliver those consents disclosed on Schedule 5.1(d), the delivery at Closing of which has been waived by Purchaser, shall not constitute a violation of the representation in this Section 5.1(b), or (v) the creation or imposition of any Lien or with respect to any of the properties or assets of the Seller.
     (c) Binding Obligations. This Agreement has, and when delivered, each of the Transaction Documents to which Seller is a party, will have been duly executed and delivered by Seller, and constitute (or will constitute when executed and delivered), the legal, valid and binding obligation of Seller enforceable against Seller in accordance with their respective terms, except that (i) such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally and (ii) the remedy of specific performance and injunction and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
     (d) Consents. Except as set forth in Schedule 5.1(d), no consents or approvals of, or notices to, any Governmental Authority or other third Person and no consents or waivers from, or notices to, any other parties to leases, licenses, franchises, Permits, indentures, Contracts or other instruments are required for the consummation by Seller of the transactions contemplated by the Transaction Documents to which it is or will be a party. Except as set forth in Schedule 5.1(d), the Assumed Liabilities (including the Contracts listed on Schedule 2.1(f)) to be transferred to and assumed by Purchaser pursuant to the terms of the Transaction Documents are transferable and assumable by Purchaser without the consent or approval of, or notice to, any Person nor will Purchaser incur any additional cost or penalty in connection with such Assumed Liabilities as a result of such transfer.
     (e) Financial Statements. Seller has provided or made available to Purchaser correct and complete copies of the following financial statements: (i) the audited balance sheets as of December 31, 2005, and December 31, 2004, and the related statements of income and partners’ capital (deficit) and cash flows for the years then ended (the “Annual Financial Statements”); and (ii) the unaudited balance sheet (the “Balance Sheet”) as of June 30, 2006, and the related statement of income and cash flows for the period then ended (the “Interim Financial Statements,” and collectively with the Annual Financial Statements, the “Financial Statements”). The Annual Financial Statements have been prepared in accordance with GAAP, and the Interim Financial Statements have been prepared in accordance with GAAP in all material respects, subject in the case of the Interim Financial Statements to the addition of footnotes and customary year-end adjustments. The Financial Statements are in accordance with the books and records of Seller and present fairly, in all material respects, the financial condition of Seller at the respective dates thereof and the results of operations for the periods covered thereby. A true and complete list and reasonably detailed description of all financings and other indebtedness for borrowed money of Seller as of the date of this Agreement that is not reflected on the Balance Sheet are set forth on Schedule 5.1(e).

     (f) Applicable Laws. Except as set forth on Schedule 5.1(f)(i), Seller has complied in all material respects with Laws, including Environmental Laws and Safety Laws, and possesses all currently required governmental approvals, authorizations, consents, licenses and permits (collectively, “Permits”) applicable to Seller, and the operation of its business. All Permits obtained as of the date of this Agreement are listed on Schedule 5.1(f)(ii). All certifications that Seller has obtained from Gaming Laboratories International, Inc. as of the date of this Agreement with respect to its products are listed on Schedule 5.1(f)(iii). Seller has not received written notice of any violation of any applicable Law or Permit relating to the operation of its business. Seller is not a party to, bound by or materially adversely affected by any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Authority) with respect to its Business. Seller has not entered into any orders in jurisdictions where Seller is not properly authorized or licensed to conduct business.
     (g) Title to Property and Equipment. Seller has good title to or a valid leasehold interest in all of the Assets, in each case free and clear of any Lien, except Liens specifically identified on Schedule 5.1(g) attached hereto. Except as disclosed on Schedule 5.1(g), the tangible Assets are in good working order and condition, ordinary wear and tear excepted, and have been maintained in all material respects in accordance with normal industry practice. Seller owns no real property.
     (h) Intellectual Property. Schedule 5.1(h)(i) sets forth a complete and correct list of all patented or registered Intellectual Property of Seller and pending patent applications or other applications for registration of Intellectual Property of Seller, material unregistered trademarks, service marks, trade names, material unregistered copyrights, corporate names, logos and slogans, Internet domain names and material software included in the Intellectual Property of Seller. Schedule 5.1(h)(ii) identifies all written material licenses as of the date of this Agreement for which Seller is a party either as a licensee, licensor or a beneficiary thereof, identifies all joint development, license, assignment, transfer, manufacturing, evaluation, loan and sale agreements and joint ownership agreements pertaining to Intellectual Property of Seller, and identifies any other material agreements under which Seller grants or receives any rights to its own or other’s Intellectual Property. Except as set forth in Schedule 5.1(h)(iii), Seller owns and possesses all, right, title and interest in and to, or has a valid and enforceable right or license to use, the Intellectual Property used in the Business, and Seller has the right to possess and use all Intellectual Property without payment or permission of any Person. Further:
     (i) the Intellectual Property used in the Business is not subject to any Liens, except as disclosed in Schedule 5.1(g), and is not subject to any restrictions or limitations regarding use or disclosure other than pursuant to written license agreements applicable thereto;
     (ii) the Intellectual Property owned by Seller and, to the Knowledge of Seller, the Intellectual Property used by Seller, (A) are valid, enforceable, subsisting, in full force and effect, and have not been cancelled, expired or abandoned, (B) are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the date of this Agreement, except as disclosed in Schedule 5.1(h)(iv), and (C) have been appropriately marked with proper patent, copyright and trademark notices, as applicable;
     (iii) (A) Seller has not infringed, misappropriated or otherwise conflicted with, any Intellectual Property of any third party; (B) the conduct of the businesses as currently conducted by Seller does not infringe upon or misappropriate or otherwise conflict with any Intellectual Property owned or controlled by any third party; (C) as of the date of this Agreement, Seller has not received any written notice regarding any of the foregoing (including, without limitation, any demands or offers to license any Intellectual Property Rights from any third party); and (D) none of the products or services manufactured, provided or sold, nor any process or know-how used, by Seller infringes or is alleged to infringe any Intellectual Property of any third party;
     (iv) to the Knowledge of Seller, as of the date of this Agreement: (A) no third party has infringed, misappropriated or otherwise conflicted with any of the Intellectual Property of Seller; (B) no such claims have been brought or threatened against any third party by Seller; and (C) no facts exist that indicate a likelihood of any of the foregoing;
     (v) (A) all licenses and other agreements listed or required to be listed on Schedule 5.1(h)(ii) are in full force and effect and, to the Knowledge of Seller, are enforceable in accordance with their respective terms, (B) Seller has performed all obligations required to be performed by it pursuant to such licenses and agreements, and (C) there is no existing or, to the Knowledge of Seller, threatened default under or violation of any such licenses or agreements by any other party thereto;
     (vi) no Intellectual Property of Seller is jointly owned with or was jointly developed by any Person other than Seller;
     (vii) to the Knowledge of Seller, Seller has taken commercially reasonable precautions and made commercially reasonable efforts to protect trade secrets and secure the confidentiality of its customer lists and other proprietary information of Seller;
     (viii) no patent that is part of the Assets as of the date of this Agreement has been or is now involved in any interference, reissue, reexamination, or opposition proceeding. To the Sellers’ Knowledge, there is no patent or patent application of any third party that may potentially interfere with any patent that is part of the Assets; and
     (ix) Except as set forth on Schedule 5.1(h)(ix), each item of Intellectual Property owned or used by Seller immediately prior to the Closing will be owned or available for use by Purchaser on substantially identical terms and conditions immediately subsequent to the Closing.
     (i) Tax Matters. Except as set forth in Schedule 5.1(i), (a) all federal, state, and local Tax returns pertaining to the Business or the Assets required to be filed before the date hereof have been duly filed, (b) all Taxes (whether or not shown to be due in such tax information and returns) have been paid in full by Seller or its partners, (c) as of the date of this Agreement, no deficiencies for any Taxes with respect to Taxes attributable to the Business or the Assets have been asserted against Seller or its partners, (d) as of the date of this Agreement, no waivers of statutes of limitation or extensions of time with respect to a Tax assessment have been given to or requested by Seller or its partners regarding any Taxes attributable to the Business or the Assets, (e) there are no Liens for Taxes on the Assets, except for Taxes not yet due and payable, (f) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and (g) Purchaser will not be required to deduct and withhold any amount pursuant to Section 1445(a) of the Code or any provision of state or local law upon payment of the Purchase Price. Except as set forth in Schedule 5.1(i), as of the date of this Agreement, no dispute or claim pertaining to any Tax liability of the Seller relating to the Business or the Assets has been raised in writing by any Governmental Authority in the course of any audit nor, to the Knowledge of Seller, has any such dispute or claim been threatened. Except as set forth in Schedule 5.1(i), the Business is not a party to, the subject of, or bound by any tax sharing or similar agreement or contract.
     (j) Employee Matters. As of the date of this Agreement, except as set forth in Schedule 5.1(j), (i) there is no unfair labor practice complaint against Seller pending before the National Labor Relations Board or any state or local governmental agency; (ii) there is no charge of discrimination against Seller pending with the Equal Employment Opportunity Commission or any other state or federal anti-discrimination agency; (iii) there is no strike or similar labor action actually pending or, to the knowledge of Seller, threatened against Seller; and (iv) there is no collective bargaining agreement between Seller and any labor organization or other employee group. Except as described on Schedule 5.1(j) or as entered into after the date of this Agreement with Purchaser’s prior written consent, Seller is not a party to any employment agreement, incentive or bonus arrangement, consulting agreement, termination agreement, severance agreement, change in control agreement, or similar agreement or any agreement involving a sharing of revenues, profits or losses or payment of a commission or similar payment. Schedule 5.1(j) lists all agreements between Seller and any employee relating to Intellectual Property other than agreements in substantially the form of Seller’s standard confidentiality agreement entered into after the date of this Agreement. Schedule 5.1(j) contains a complete and accurate list as of the date of this Agreement of the following information for each employee, independent contractor, consultant and agent of Seller, including each employee on leave of absence or layoff status: name, job title, date of hiring or engagement, date of commencement of employment or engagement, current compensation paid or payable, bonuses paid or payable since August 1, 2005 and any change in compensation since August 1, 2005; sick and vacation leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Employee Benefit Plan. Schedule 5.1(j) lists all agreements or arrangements between or among Seller and/or any Owner or any Affiliate of Seller or any Owner and any of Seller’s employees.
     (k) Employee Benefit Plans. Schedule 5.1(k) attached hereto is a complete and accurate list as of the date of this Agreement of each employee benefit plan or program maintained, contributed to, or required to be contributed to or with respect to which Seller has any obligation or liability (whether or not current, contingent or secondary) on behalf of any of its employees or former employees (or any beneficiary thereof) providing pension, retirement, profit sharing, current or deferred compensation, medical, health, life insurance, disability, severance, termination or other welfare or similar benefits (other than workers’ compensation) to such persons (collectively, “Employee Benefit Plans”). Neither Seller nor any ERISA Affiliate has ever contributed to, had any obligation to contribute to, or has any liability with respect to a multiemployer plan described in Section 3(37) and Section 4001(a)(3) of ERISA or a plan subject to Title IV of ERISA or Section 412 of the Code. No Employee Benefit Plan is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA or a plan that provides benefits through a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code. With respect to each such Employee Benefit Plan, (i) Seller does not have any outstanding liability under any such Employee Benefit Plan, (ii) all contributions, premium payments and other payments due from Seller for any period through the Closing Date to such plans have been or will be paid in a timely manner, and (iii) there is no litigation, disputed claim, governmental proceeding, audit, inquiry or investigation pending or threatened with respect to any such Plan, its related assets or trusts, or any fiduciary, administrator or sponsor of such plan. Except as set forth in Schedule 5.1(i), Seller has established and operated its Employee Benefit Plans in compliance with all applicable Laws. None of the Employee Benefit Plans promises or provides health, life or other welfare benefits to retirees or former employees, except as provided by Section 4980B of the Code, or comparable state statutes that provide for continuing health care coverage.
     (l) Absence of Certain Changes or Events. Except as set forth in Schedule 5.1(l) or except with Purchaser’s prior written consent, since December 31, 2005, Seller has conducted its business only in the ordinary course and has not (i) incurred any obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary and normal course of the Business or as permitted by Section 6.1(d), or mortgaged, pledged or subjected to any Lien (other than Liens to be paid or otherwise discharged at Closing and listed on Schedule 5.1(g)) any of the Assets, (ii) sold, assigned, transferred, leased, exchanged or otherwise disposed of any of its properties or assets, other than current assets in the ordinary and normal course of the Business, (iii) entered into any transaction, contract or commitment outside the ordinary and normal course of the Business, except as expressly contemplated by the Transaction Documents, (iv) terminated, discontinued, closed or disposed of any business operation other than Seller’s route operation, (v) entered into any contract other than in the ordinary and normal course of the Business consistent with past practice nor permitted any amendment or termination of any contract that is material to the Business, or (vi) had any change in the properties, employee, customer or supplier relationships, business, assets, liabilities, financial position, results of operations or cash flows of the Business that individually or in the aggregate has had, or could reasonably be expected to have, a Material Adverse Effect on the Business. Since December 31, 2005 to the date of this Agreement, Seller has not suffered any damage, destruction or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition or taking of property by any government or any agency of any government, flood, windstorm, embargo, riot or act of God or the enemy, or other similar casualty or event or otherwise, and whether or not covered by insurance. From the date of this Agreement until the Closing, Seller will have not suffered any such damage, destruction or loss that is not covered by insurance.

     (m) Litigation; Judgments, etc. Except as described on Schedule 5.1(m) attached hereto, there are no actions, suits, investigations or proceedings by or against Seller or that otherwise relate to or may affect the Business, Assets or Assumed Liabilities or that as of the date of this Agreement challenge or may have the effect of preventing, delaying or otherwise interfering with the performance and consummation of this Agreement pending in any court or before or by any federal, state, tribal or other governmental department, commission, agency or other instrumentality (excluding any rule making, investigation, or similar proceeding of general applicability and any appeal or petition for review relating thereto), or before any arbitrator, and Seller has not received written notice threatening any such matter and, to Seller’s knowledge none has been threatened, and Seller has no knowledge of any basis therefor. Seller is not in default with respect to any judgment, order, writ, injunction, decree or award applicable to it of any court or other governmental instrumentality or arbitrator having jurisdiction over it, and all such judgments, orders, writs, injunctions, decrees or awards are listed on Schedule 5.1(m).
     (n) Environmental Matters. Except as disclosed in Schedule 5.1(n), (i) Seller is and at all times relevant hereto has been in compliance in all material respects with all applicable Environmental Laws and Safety Laws; (ii) Seller has obtained, and is in compliance in all material respects with the conditions of, all Environmental Permits required for the continued conduct of Seller’s business in the manner now conducted; (iii) to Seller’s Knowledge, there are no events, conditions or circumstances that are likely to interfere with or otherwise affect the Business in the manner now conducted or which are likely interfere with compliance with any Environmental Law or Permit or Safety Law; (iv) to Seller’s Knowledge, there are no circumstances or conditions present at or arising out of the assets, properties, leaseholds, businesses or operations of Seller, including but not limited to (A) any on-site storage, use, disposal or Release of any Chemical Substance or (B) any off-site storage, transportation or disposal of, or any off-site Release of a Chemical Substance, which will give rise to any Environmental Liabilities and Costs; (v) Seller has not received nor is subject to any outstanding order, decree, judgment, complaint, agreement, claim, citation, or notice nor is subject to any ongoing judicial or administrative proceeding indicating that Seller or the Assets are or may be: (A) in violation of any Environmental Law; (B) in violation of any Safety Laws; (C) responsible for the on-site or off-site storage or Release of any Chemical Substance; or (D) liable for any Environmental Liabilities and Costs or Safety Liabilities and Costs; and (vi) Seller is not subject to the requirements of any Environmental Laws which require notice, disclosure, cleanup or approval prior to transfer of the Assets or which would impose Liens on Seller or the Assets.
     (o) Insurance. Seller has made available to Purchaser true and complete copies of all material policies or binders of insurance covering the operations of Seller, as in effect on the date hereof, which are listed on Schedule 5.1(o). As of the date of this Agreement, each such policy: (i) to Seller’s Knowledge, is legal, valid, binding, enforceable in accordance with its terms and in full force and effect; (ii) Seller is not in material breach or default with respect to any of its obligations thereunder and no event has occurred which, with notice or lapse of time would constitute a breach or default by Seller; and (iii) to Seller’s knowledge, no party to the policy has repudiated any provision thereof.

     (p) Product Warranties; Defects. Each product manufactured, sold, leased or delivered by Seller has been in conformity in all material respects with all applicable Law, contractual commitments and all express and implied warranties. Except as set forth in Schedule 5.1(p), no product manufactured, sold, leased or delivered by Seller is subject to any guaranty, warranty or other indemnity beyond the applicable Seller standard terms and conditions of sale or lease, which are described on Schedule 5.1(p). Except for litigation disclosed on Schedule 5.1(m), Seller does not have any liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased or delivered by Seller; and as of the date of this Agreement Seller has not received written notice of any inquiry or investigation made in respect thereof by any Person including any governmental or administrative agency, and to the knowledge of Seller no such liability or inquiry or investigation has been threatened, and Seller has no knowledge of any basis therefor.
     (q) Certain Payments. Neither Seller nor any officer, agent, or employee of Seller, or any other person or entity associated with or acting for or on behalf of Seller, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any person or entity, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, other than charitable contributions or gifts made in the ordinary course of business, (ii) to pay for favorable treatment of business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Seller, or (iv) in violation of any law or regulation.
     (r) Broker’s or Finder’s Fee. No person acting on behalf of Seller or any of its Affiliates or under the authority of any of them is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from any of the parties hereto in connection with any of the transactions contemplated hereby, except for Seidler Capital, whose fee will be paid by Seller.
     (s) Contracts. Except as set forth on Schedule 2.1(f), Seller is not, with respect to the Business or the operation thereof, a party to, nor are any of the Assets bound by or subject to, any:
          (i) contract or other similar document that has an aggregate value or obligations of $25,000 or more or series of contracts or other similar documents that relate to similar matters and that have an aggregate value or obligations of $100,000 or more except customer contracts entered into in the ordinary course of business consistent with past practice after the date of this Agreement;
          (ii) contract pursuant to which the Seller leases real property;
          (iii) (A) supplier or vendor contracts, except such contracts entered into in the ordinary course of business consistent with past practice after the date of this Agreement; or (B) distribution, dealer, representative or sales agency agreement, consulting agreement, commission agreement, or other similar contract (whether written or oral);

          (iv) contract or commitment limiting or restraining the Business or any successor thereto from engaging or competing in any manner or in any business, nor, to Seller’s Knowledge, is any employee of the Business engaged in the conduct of the Business subject to any such contract or commitment;
          (v) contract relating to non-disclosure or otherwise restricting use of the confidential information of Seller or any third party except such contracts entered into in the ordinary course of business consistent with past practice after the date of this Agreement;
          (vi) contract relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of Seller except as permitted by Section 6.1(d);
          (vii) contract relating to cleanup, abatement or other actions in connection with any Environmental Liabilities; or
          (viii) licenses of or other agreements relating to Intellectual Property except such licenses or other agreements entered into in the ordinary course of business consistent with past practice after the date of this Agreement.
          Each of the Contracts and other agreements and commitments listed on Schedule 2.1(f) shall be collectively referred to herein as the “Material Contracts”. All Material Contracts are legal, valid, binding and enforceable in accordance with their terms, in full force and effect and binding upon the other parties thereto. Except as set forth in Schedule 2.1(f), there is no breach or default in any material respect by Seller or, to Seller’s knowledge, any other party in the performance, observance or fulfillment of any obligations, covenants, liabilities or conditions contained in any of the Material Contracts, and no event has occurred or condition exists (it being understood that with respect to any event or condition that may have been caused by a third party other than Seller, the existence of such event or condition shall be limited to Seller’s Knowledge) that with or without notice, lapse of time or the happening or occurrence of any other event would constitute a breach or default in any material respect, or permit termination, modification or acceleration, by any party to, or bound by, the Contracts. Except as set forth in Schedule 5.1(d), no consent or approval from, or notice to, any third Person is required for transfer and assignment of the Material Contracts to Purchaser pursuant to this Agreement. Upon assignment by Seller of the Contracts to Purchaser at the Closing, each of the Material Contracts will vest in Purchaser at the Closing, subject to obtaining those consents to assignment set forth on Schedule 5.1(d).
     (t) Inventory. As of the date of this Agreement, all items included in Inventory of Seller consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of Seller except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the balance sheet as of December 31, 2005 contained in the Annual Financial Statements and in the Balance Sheet, except as set forth in Schedule 5.1(t), and will be so reflected in the Pre-Closing Working Capital Certificate and in the accounting records of Seller as of the Closing Date (including write-downs of the items listed in Schedule 5.1(t)). Seller is not in possession of any Inventory not owned by Seller, including goods already sold. All of the Inventory has been valued at the lower of cost or market first in, first out basis. Inventory on hand that were purchased after the date of the Balance Sheet were purchased in the ordinary course of business of Seller at a cost not exceeding market prices prevailing at the time of purchase. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive but are reasonable in the present circumstances of Seller.
     (u) Receivables. All Receivables that are reflected on the balance sheet as of December 31, 2005 contained in the Annual Financial Statements and in the Balance Sheet, and that will be reflected in the Pre-Closing Working Capital Certificate and in the accounting records of Seller as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business. Except to the extent paid prior to the Closing Date, such Receivables are or, to Seller’s Knowledge, will be as of the Closing Date collectible net of the respective reserves shown on the Balance Sheet and the Pre-Closing Working Capital Certificate. Such reserves are, in the case of the Balance Sheet, and will be, in the case of the Pre-Closing Working Capital Certificate, adequate and calculated consistent with past practice and, in the case of the reserves on the Pre-Closing Working Capital Certificate, will not represent a greater percentage of the Receivables reflected on the Pre-Closing Working Capital Certificate than the reserves reflected on the Balance Sheet represented of the Receivables reflected thereon. The Receivables reflected on the Pre-Closing Working Capital Certificate will not represent a material adverse change in the composition of such Receivables in terms of aging as compared to the aging of Seller’s Receivables as of the same date in the prior year. There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business of Seller, under any Contract with any account debtor of a Receivable relating to the amount or validity of such Receivable. Schedule 5.1(u) contains a complete and accurate list of all Receivables as of the date of the Balance Sheet, which list sets forth the aging of each such Receivable.
     (v) No Undisclosed Liabilities. Except as set forth in Schedule 5.1(v), Seller has no liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not required to be accrued on the Seller’s financial statements under GAAP, except as reflected or reserved against in the Balance Sheet and current liabilities incurred in the ordinary course of business of Seller since the date of the Balance Sheet. Without limiting the generality of the foregoing, Schedule 5.1(v) lists all guaranties or similar contingent liabilities of Seller except those incurred after the date of this Agreement with the prior written consent of Purchaser or except as permitted pursuant to Section 6.1(d).
     (w) Relationships with Related Persons. Except as disclosed on Schedule 5.1(w), (a) no Related Person has, or since January 1, 2006 has had, any interest in any of the Assets or any property of any nature used in or pertaining to the Business; (b) no Related Person owns, or since January 1, 2006 has owned, beneficially or of record, an equity or other financial or profits interest in any Person that has had business dealings with Seller or a material financial interest in any transaction with Seller or engaged in competition with Seller in any market presently served by Seller, except for ownership of less than one percent of the outstanding capital stock of a company publicly traded on any recognized public trading market. Except as disclosed on

Schedule 5.1(w), as of the date of this Agreement, no Related Person is a party to any contract or agreement with Seller or has any claim or right against Seller. For purposes of this Agreement, “Related Person” shall mean each Owner, any Affiliate of Seller or an Owner, any relative of any Affiliate or Owner, any employee of Seller or relative of such employee (except for at-will employment arrangements or other employment agreements disclosed on another Schedule and provided that the representation with respect to employees and their relatives shall be to Seller’s Knowledge).
     (x) Suppliers and Customers. Schedule 5.1(x)(i) lists the top ten (10) customers (with Affiliated customers counted as one customer) by revenue of the Business in each of fiscal 2004, 2005 and 2006 to the date of this Agreement. Schedule 5.1(x)(ii) lists the top ten (10) suppliers (with Affiliated suppliers counted as one supplier) to the Business based on expenditures of the Business in each of fiscal 2004 and 2005. To the Knowledge of Seller (i) as of the date of this Agreement, no such material supplier providing products, materials or services to Seller intends to (A) cease selling such products, materials or services to Seller, (B) limit or reduce such sales to Seller or (C) materially alter the terms or conditions of such sales; and (ii) no customer of Seller listed on Schedule 5.1(x)(i) has terminated or intends to terminate, limit or reduce its or their business relations with Seller.
     (y) Books and Records. The books of account and other financial records of Seller, all of which have been made available to Purchaser, are complete and correct in all material respects and represent actual, bona fide transactions and have maintained in accordance with sound business practices. Such books and records, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Seller. Seller has maintained a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
     (z) Sufficiency of Assets. Except to the extent of Cash and Cash Equivalents included in the Excluded Assets, the Assets constitute substantially all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate Seller’s business in the manner presently operated by Seller and include all of the operating assets of Seller.
     (aa) Disclosure. No representation or warranty or other statement made in this Agreement, including the Schedule and Exhibits hereto, contains any misstatement of a material fact or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.
     (bb) Solvency.
          (i) Seller is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement or the Transaction Documents. As used in this section, “insolvent” means that the sum of the debts and other probable liabilities of Seller exceeds the present fair saleable value of Seller’s assets. Liabilities as used in this Section 5.1(bb) include all liabilities and obligations of any nature whatsoever, whether absolute or contingent, liquidated or unliquidated or otherwise.
          (ii) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement and the Transaction Documents: (i) Seller will be able to pay its liabilities as they become due in the usual course of its business; (ii) Seller will have assets (calculated at fair market value) that exceed its liabilities; and (iii) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.
     (cc) Route Segment. All agreements and arrangements relating to the sale of Seller’s route segment are attached hereto as Schedule 5.1(cc), and there are no other agreements or arrangements relating thereto.
     5.2 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller as follows:
     (a) Organization and Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to perform its obligations under this Agreement.
     (b) Enforceability. This Agreement has, and when delivered each of the Transaction Documents to which Purchaser is a party will have, been duly authorized, executed and delivered on behalf of Purchaser and, assuming due authorization, execution and delivery by Seller, constitutes (or will constitute when executed and delivered) the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except that (i) such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally and (ii) the remedy of specific performance and injunction and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
     (c) No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (A) will conflict with or result in a breach, default or violation of (i) any of the terms, provisions or conditions of the Certificate of Incorporation or By-Laws (or other organizational documents) of Purchaser or (ii) any material agreement, document, instrument, judgment, decree, order, governmental permit, certificate, law or license to which Purchaser is a party or to which it is subject or by which its property is bound, or (B) will result in the creation of any lien, charge or other encumbrance on any material property or asset of Purchaser. No consent, action, approval or authorization of, or registration, declaration or filing with, any governmental department, commission, agency or other instrumentality having jurisdiction over Purchaser is required to authorize the execution and delivery of this Agreement by Purchaser or the performance of its terms by Purchaser, other than licenses, permits or similar authorizations from gaming or similar authorities in jurisdictions where the Seller does business and where Purchaser intends to continue to operate the Business.
     (d) Broker’s or Finder’s Fee. No person acting on behalf of Purchaser or any Affiliates or under the authority of any of them is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from any of the parties hereto in connection with any of the transactions contemplated hereby, other than fees that shall be payable by Purchaser.
     5.3 Survival.
     (a) The representations and warranties of Seller contained in Section 5.1 shall be fully enforceable at law or in equity against Seller and its respective successors and assigns, by Purchaser and its respective successors and assigns, for twelve (12) months after the Closing Date; provided that the following representations shall survive for the applicable statute of limitations period: Section 5.1(a) (Organization and Standing); Section 5.1(c) (Binding Obligation); Section 5.1(i) (Tax Matters); Section 5.1(k) (Employee Benefit Plans); Section 5.1(n) (Environmental Matters); Section 5.1( r) (Broker’s or Finder’s Fee). Representations and warranties with respect to which a claim is brought during the survival period shall survive until such claim is finally resolved.
     (b) The representations and warranties of Purchaser contained in Section 5.2 of this Agreement and in the documents and certificates delivered in connection herewith shall be fully enforceable at law or in equity against Purchaser and its successors and assigns by Seller and its respective successor and assigns for a period of twelve (12) months after the Closing Date.
ARTICLE VI
COVENANTS OF THE PARTIES
     6.1 Operation of Business and Consents. Prior to the Closing and except as otherwise expressly permitted in this Agreement, Seller will not, without the written consent of Purchaser, which consent shall not be unreasonably withheld or delayed:
     (a) increase in any material manner the rate or form of compensation payable to any employee or increase any employee benefits, except increases in compensation and benefit changes made in the ordinary course of business in accordance with established policies and past practice, or enter into any employment agreements;
     (b) dispose of any material properties or assets, except in the ordinary course of business ;
     (c) commit to any material customer pricing or configuration modifications or changes ;

     (d) create, incur, assume, guarantee or otherwise become liable or obligated with respect to any Indebtedness; or make any loan or advance to, or investment in, any Person or entity, except in each case in the ordinary course of business or, even if in the ordinary course of business, involving a liability in excess of $100,000.00; or
     (e) maintain its books of account other than in the usual, regular and ordinary manner, on a basis consistent with prior periods, or make any change in any of its accounting methods or practices.
     6.2 Continued Operation of Business. Except as otherwise provided in this Agreement, during the period from the date hereof through the Closing, Seller will:
     (a) carry on its business in substantially the same manner as it had heretofore been carried on and not introduce any material new method of management, operation or accounting;
     (b) maintain its material properties, facilities and equipment, including those held under leases, in good working order and condition, ordinary wear and tear excepted;
     (c) perform all of its material obligations under agreements relating to or affecting its respective assets, properties, equipment or rights;
     (d) keep in full force and effect present insurance policies or other comparable insurance coverage with comparable insurers; and
     (e) use commercially reasonable efforts to maintain and preserve its business organization intact, retain its present employees and maintain its relationships with material suppliers, customers and others having business relations with it.
     6.3 Compliance with Laws. Seller shall duly comply in all material respects with all applicable laws required to be complied with by it to perform under this Agreement and the other Transaction Documents and consummate the transactions contemplated hereby. Purchaser shall duly comply in all material respects with all applicable laws required to be complied with by it to perform under this Agreement and the other Transaction Documents and consummate the transactions contemplated hereby.
     6.4 Approvals and Consents.
     (a) Prior to Closing, Seller shall use all commercially reasonable efforts to obtain all governmental or regulatory approvals and consents and third-party consents, if any, and make or cause to be made any declarations, filings and registrations with Governmental Authorities which are necessary for Seller to consummate the transactions contemplated herein; provided, however, the forgoing shall not require Seller to incur any monetary liability or obligation.
     (b) Prior to Closing, Purchaser shall use all commercially reasonable efforts to obtain all governmental or regulatory approvals and consents and third-party consents, if any, and make or cause to be made any declarations, filings and registrations with Governmental Authorities which are necessary for Purchaser to consummate the transactions contemplated herein; provided, however, the forgoing shall not require Purchaser to incur any monetary liability or obligation other than the payment of fees and expenses incurred in connection with the filing and prosecution of permit or license applications.
     6.5 Receivables Collections. From and after the Closing, Seller shall promptly remit to Purchaser any checks or other payments received by Seller in connection with Receivables acquired by Purchaser hereunder. Purchaser is hereby authorized and granted power of attorney to endorse such checks and deposit them in Purchaser’s bank account.
     6.6 Further Assurances.
     (a) After the Closing, Seller shall, at Purchaser’s reasonable request and without further consideration execute such additional instruments of conveyance and transfer and provide to Purchaser such additional documents as Purchaser may require more effectively to convey and transfer the Assets to Purchaser, including without limitation, any materials necessary to effectuate registration, recordation or protection of Seller’s Intellectual Property.
     (b) After the Closing, Purchaser shall, at Seller’s reasonable request, and without further consideration execute such additional instruments of assumption and provide to Seller such additional documents as Seller may require to ensure the proper assignment and assumption of the Assumed Liabilities by Purchaser.
     6.7 Sales and Transfer Taxes. Seller shall be responsible and liable for all sales and transfer taxes including the filings of all necessary Tax returns, if any, that may be due as a result of or arise from the sale and transfer of the Assets to Purchaser. Seller shall indemnify and hold Purchaser harmless from any liability or expense in connection with any such sales or transfer taxes.
     6.8 Name Change. On the Closing Date or not later than fifteen (15) days thereafter, the following name changes shall be effectuated: Seller shall change its name to a name that does not contain the name “Summit”, shall file all required documents with the applicable state offices in order to effectuate such changes, including in any state where any such party is registered as doing business under any of the aforementioned name.
     6.9 Press Releases. Neither Purchaser or Seller, or any of their Affiliates, shall issue or cause publication of any press release or other announcement or public communication with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the others, which consent shall not unreasonably be withheld or delayed; provided that nothing herein shall prohibit either Party from issuing or causing publication of any such press release, announcement or public communication to the extent that such action is required by Law or the requirements of The Nasdaq Stock Market or any securities exchange on which Purchaser’s securities are traded; provided such Party has first consulted with the other Party hereto.

     6.10 Payment of Brokers’ or Finders’ Fee. Seller shall pay any and all brokers’ or finders’ fees, or any other commission or similar fee, payable to any Person acting on behalf of Seller or any of its Affiliates or under the authority of any of them in connection with any of the transactions contemplated herein. Purchaser shall pay any and all brokers’ or finders’ fees, or any other commission or similar fee, payable to any Person acting on behalf of Purchaser or any of its Affiliates or under the authority of any of them in connection with any of the transactions contemplated herein The foregoing covenants shall be applicable regardless of whether any claim for payment is asserted before or after the Closing of the transactions contemplated hereby or before or after any termination of this Agreement.
     6.11 Preservation of Books and Records; Post-Closing Access. Except as set forth in the last sentence of this Section 6.11, from and after the Closing Date, with respect to all matters, except for tax matters as covered in Article XII, Purchaser and Seller agree that they shall preserve and keep the Books and Records relating to the Business or the Excluded Assets or the Retained Liabilities, as the case may be, for a period of six (6) years and shall make their Books and Records and employees available to each other, as the case may be, as may be reasonably required in connection with any legal proceedings against or governmental investigations of the parties or government reporting obligation of the parties hereunder or for any other reasonable business purpose arising from or relating to the Business or to the Excluded Assets or the Retained Liabilities, during regular business hours and upon the prior written request thereto by the other party, as the case may be. In the event that any of the parties hereto wish to move any such books or records, such party shall first give ten (10) days prior written notice to the other party, including the address of the location to which such books or records shall be moved. In the event any of the parties hereto wish to destroy any such books or records at any time after two years from the Closing, such party shall first give ninety (90) days prior written notice to the other party and the other party shall have the right at its option and expense, upon prior written notice given to the removing party within said ninety (90) day period, to take possession of said records within said ninety (90) day period.
     6.12 Access and Investigation. Between the date of this Agreement and the Closing, and upon reasonable advance notice received from Purchaser, Seller shall (a) afford Purchaser and its representatives and prospective financing sources and their representatives (collectively, “Purchaser Group”) reasonable access, during regular business hours, to Seller’s personnel, properties, Contracts, Permits, books and records and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller for purposes of verifying Seller’s representations and warranties and compliance with this Agreement or Seller’s fulfillment of Purchaser’s conditions to Closing, or for purposes of obtaining information required by Purchaser’s prospective financing sources relating to the financing of the Purchase Price or required in connection with Purchaser’s obtaining licenses and permits necessary to operate the Business after the Closing in the manner conducted prior thereto; and (b) furnish Purchaser Group with copies of Seller’s unaudited monthly financial statements and such additional financial, operating and other relevant data and information as Purchaser or Purchaser Group may reasonably request; provided, Seller shall not be required to compile or produce data or information not otherwise created or maintained by Seller in the ordinary course of its business.

     6.13 Payment of Liabilities. After the Closing, Seller shall pay or otherwise satisfy all of the Retained Liabilities.
     6.14 Notice of Certain Matters. From the date hereof to the Closing Date, each Party shall promptly advise the other Party in writing upon acquiring Knowledge of any event, circumstance, occurrence or fact that would cause any of the conditions set forth in Article IX not to be satisfied on or prior to the Termination Date. From the date hereof until the Closing Date, Seller shall notify Purchaser in writing upon obtaining Knowledge or notice of any event, fact or circumstance that would cause any of Seller’s representations or warranties contained in this Agreement to be untrue in any material respect if such representations and warranties were made without reference to the date of this Agreement. No such advice shall be deemed to amend or modify any representation or warranty of the Party disclosing such information or affect any rights or remedies available to the Party receiving such information in connection with any breach of any representation or warranty; provided, however, that a breach of this Section 6.14 shall not be considered for purposes of determining the satisfaction of the closing conditions set forth in Article IX, or give rise to a right of termination under Section 13.1 if the underlying breach or breaches with respect to which the other Party failed to give notice would not result in the failure of the closing conditions set forth in Article IX, nor result in the right of such non-breaching Party to terminate this Agreement under Section 13.1, as the case may be.
ARTICLE VII
FURTHER COVENANTS OF THE PARTIES
     7.1 License Applications.
     (a) Purchaser shall use all commercially reasonable efforts to (i) submit applications with the applicable Governmental Authorities to receive the necessary permits or licenses to conduct the Business in the States of Montana, West Virginia, Louisiana and South Dakota within ten (10) business days after the date of this Agreement and (ii) use commercially reasonable efforts to diligently pursue approval of such applications. Seller shall use all commercially reasonable efforts to cooperate with and assist Purchaser in obtaining the approval of all such applications.
     (b) After the Closing, Seller shall use all commercially reasonable efforts to promptly surrender all licenses specific to the conduct of the Business to the applicable Governmental Authorities, as required or requested by such authorities.
     7.2 Conduct of Litigation. Purchaser and Seller shall cooperate fully in the prosecution or defense of any action, proceeding or claim by or against any third Persons involving the Assets, Assumed Liabilities, Excluded Assets and Retained Liabilities, and shall consult and confer with one another with respect thereto, at no cost to Purchaser, on the one hand, or Seller, on the other hand, except as provided in Article XI Indemnity.
     7.3 Cooperation. From and after the date of this Agreement, each of the parties hereto, their respective officers, directors, accountants, attorneys, agents and other representatives, shall facilitate the consummation of this Agreement, the other Transaction Documents and the transactions provided for herein and therein.
     7.4 Confidentiality. Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents (including the Transaction Documents), and, in the event the transactions contemplated hereby shall not be consummated, each party will return to the other party all copies of nonpublic documents and materials which have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third Person (other than, in the case of Purchaser, to its counsel, accountants, financial advisors, environmental consultants or lenders, and in the case of Seller, to its counsel, accountants or financial advisors). No other party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the proposed purchase and sale of the Assets; provided, however, that after the Closing Purchaser may use or disclose any confidential information included in the Assets or otherwise reasonably related to the Assets. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such party from a source not under an obligation to maintain the confidentiality of such documents, materials and other information, (ii) is or becomes available to the public other than as a result of disclosure by such party or its agents, (iii) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed, or (iv) such party reasonably deems disclosure necessary to obtain any of the consents or approvals contemplated hereby. The parties agree that a breach of the covenants in the Section 7.4 will cause irreparable harm. Therefore, the parties agree that, in addition to any other remedies available, the injured party shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by a party of the covenants in this Section 7.4.
     7.5 Management Options. On the Closing Date, Purchaser shall grant to Tim Carson and Cliff Dodge options for each of them to purchase 100,000 shares of Purchaser’s common stock at a purchase price equal to the closing price of Purchaser’s common stock on the Nasdaq National Market (or successor market or exchange on which the Company’s common stock is listed) on the date of grant pursuant to Purchaser’s 1997 Incentive Stock Plan, which options shall vest on the second anniversary of the Closing Date if at such time the grantee of such options remains employed by Purchaser on such date.
ARTICLE VIII
EMPLOYEE MATTERS
     8.1 Employees. Subject to Purchaser’s normal interviewing, screening and hiring processes, including execution of nondisclosure and technology transfer agreements, Purchaser shall offer employment commencing as of the Closing Date to all employees of the Business. Effective as of the Closing, Seller shall terminate the employees who accept employment with Purchaser (the “Hired Employees”) and they shall cease to be employees of Seller. Seller further agrees to terminate any contracts between Seller (or any Affiliate of Seller) and any Hired Employee, including, without limitation, any contracts of employment, and Seller shall timely pay or fulfill any obligation arising as a result of the termination of any such contracts.
     8.2 Employee Benefit Plans. As soon as practicable following the Closing, and without any lapse in medical benefits coverage, Purchaser shall cause Hired Employees to be covered under employee benefit plans of Purchaser as in effect for similarly situated employees of Purchaser. For purposes of eligibility and vesting, Hired Employees shall receive credit under Purchaser’s employee benefit plans for time served as an employee of Seller or for service credited under Seller’s Employee Benefit Plans. Seller shall retain all liability under Code Section 4980B for notifying and providing continuation coverage to all employees or former employees of the Business (and their dependents) who are receiving or are eligible for COBRA continuation coverage at the time of Closing, or who would otherwise be entitled under applicable regulations to receive such notification or continuation coverage in connection with the Closing; provided that Seller agrees to notify Purchaser in the event that Seller is no longer required by such regulations to provide such COBRA notices or continuation coverage.
ARTICLE IX
CONDITIONS
     9.1 Conditions to Seller’s Obligations. Subject to Article XIII, the obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment prior to or contemporaneously with the Closing of each of the following conditions, any of which may be waived by Seller:
     (a) The representations and warranties of Purchaser contained herein will be true and correct in all material respects (except to the extent qualified by materiality, Material Adverse Effect or similar qualifications, which representations and warranties shall be true and correct in all respects) at and as of the Closing as though such representations and warranties had been made at and as of such time (except that those representations and warranties which address matters only as of a particular stated date shall be so true and correct as of such particular stated date); all terms, covenants and conditions of this Agreement to be complied with and performed by Purchaser at or prior to the Closing will have been duly complied with and performed in all material respects; and Purchaser will have delivered to Seller a certificate dated as of the Closing Date and signed on behalf of Purchaser by an appropriate officer thereof to the foregoing effect;
     (b) As of the Closing, no order, writ, injunction or decree shall have been entered into or shall be in effect that restrains, enjoins or invalidates any of the transactions contemplated hereby; and
     (c) Purchaser shall have delivered to Seller each of the items to be delivered by Purchaser pursuant to Section 10.2.
     9.2 Conditions to Purchaser’s Obligations. Subject to Article XIII, the obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment prior to or contemporaneously with the Closing of each of the following conditions, any of which may be waived by Purchaser:

     (a) The representations and warranties of Seller contained herein will be true and correct in all material respects (except to the extent qualified by materiality, Material Adverse Effect or similar qualifications, which representations and warranties shall be true and correct in all respects) at and as of the Closing as though such representations and warranties had been made at and as of such time (except that those representations and warranties which address matters only as of a particular stated date shall be so true and correct as of such particular stated date); all terms, covenants and conditions of this Agreement to be complied with and performed by Seller at or prior to the Closing will have been duly complied with and performed in all material respects; and Seller will have delivered to Purchaser a certificate dated as of the Closing Date and signed on behalf of Seller by the President of Seller to the foregoing effect;
     (b) All consents to assign to Purchaser the Contracts listed in Schedule 9.2(b) shall have been obtained by Seller and delivered to Purchaser;
     (c) As of the Closing no order, writ, injunction or decree shall have been entered or shall be in effect that restrains, enjoins or invalidates any of the transactions contemplated hereby;
     (d) Seller shall have delivered to Purchaser each of the items to be delivered by Seller pursuant to Section 10.3;
     (e) Since the date of this Agreement, there shall have been no change in the properties, employee, customer or supplier relationships, business, assets, liabilities, financial position, results of operations or cash flows of the Business that could reasonably be expected to have a Material Adverse Effect on the Business.
ARTICLE X
CLOSING
     10.1 Closing. Subject to the conditions stated in Article IX of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP, 201 St. Charles Avenue, Suite 5100, New Orleans, Louisiana, at 10:00 A.M., local time, on the earlier of (a) the tenth (10th) business day following Purchaser’s receipt of the last of the permits and licenses required for Purchaser to operate the Business in the States of Montana, West Virginia, Louisiana and South Dakota (or as many of those four states as are issuing permits or licenses as of a scheduled Closing Date), (b) the date designated by Purchaser upon written notice to Seller thereof, or (c) at such other date, time or place as the parties may agree in writing (the date upon which the Closing takes place being referred to herein as the “Closing Date”); provided that the Closing Date may not be less than 60 days or more than 210 days after the date of this Agreement and provided further that notice by Purchaser of the Closing Date pursuant to clause (b) shall be given at least ten (10) business days prior to the Closing Date. At the Closing, the following events shall occur, each such event under the control of one Party hereto being a condition precedent to the events under the control of the other Party, and each such event being deemed to have occurred simultaneously with the other events.

     10.2 Closing Deliveries of Purchaser. At the Closing and subject to the terms and conditions of this Agreement, Purchaser shall deliver to Seller each of the following:
     (a) Purchase Price. The Closing Payment, less the Escrow and Blocked Account Amount, in cash in United States dollars by wire transfer of immediately available funds in accordance with written instructions provided by Seller to Purchaser and consistent with Section 4.1(a). Purchaser shall deliver the Escrow and Blocked Account Amount as provided in Section 4.1(b).
     (b) Resolutions. A Certificate of Secretary of Purchaser certifying as to (i) Purchaser’s Certificate of Incorporation and Bylaws or other organizational or governing documents; (ii) resolutions or other approval of the Board of Directors of Purchaser authorizing and approving this Agreement and the transactions contemplated hereby, and (iii) incumbency of the officers of Purchaser who have executed this Agreement and each of the other Transaction Documents to which Purchaser is a party on behalf of Purchaser.
     (c) Existence and Good Standing Certificate. Certificates of Existence and Good Standing of Purchaser from its respective state of organization dated as of a date not more than ten (10) days prior to the Closing Date.
     (d) Instruments of Assumption. An executed Bill of Sale, Assignment and Assumption Agreement substantially in the form of Exhibit C (the “Bill of Sale”) and such other instruments, certificates or documents as shall be reasonably requested by Seller for the assignment and assumption of the Assumed Liabilities.
     (e) Ancillary Agreements. Each of the other Ancillary Agreements, including, without limitation, the First Form Escrow Agreement, or the Alternative Agreement and the Second Form Escrow Agreement, as applicable.
     10.3 Closing Deliveries by Seller. At the Closing and subject to the terms and conditions of this Agreement, Seller shall deliver or cause to be delivered to Purchaser each of the following:
     (a) Instruments of Conveyance. The Bill of Sale and the Intellectual Property assignment in the form of Exhibit D, and such other instruments of transfer and conveyance and cross-receipts as shall be reasonably requested by Purchaser for the transfer of all of Seller’s right, title and interest to and in the Assets.
     (b) Certificate of Limited Partnership. A copy of Seller’s Certificate of Limited Partnership, certified by the Secretary of State of the State of Texas, and evidence of continued existence and current authority to transact business in the State of Texas.
     (c) Secretary’s Certificate. A Certificate of Secretary of the general partner of Seller certifying as to (i) Seller’s limited partnership agreement or other organizational or governing documents in effect as of the Closing Date, (ii) resolutions or other approval of Seller’s general and limited partners authorizing and approving this Agreement and the transactions contemplated hereby, and (iii) incumbency of the officers of Seller or its general partner who have executed this Agreement and each of the other Transaction Documents to which Seller is a party on behalf of Seller.
     (d) Ancillary Agreements. Each of the other Ancillary Agreements, including, without limitation, the First Form Escrow Agreement, or the Alternative Agreement and the Second Form Escrow Agreement, as applicable.
     (e) Opinion of Counsel to Seller. An opinion of Strasburger & Price, LLP, counsel for Seller, dated the Closing Date, containing the opinions described in Exhibit E and otherwise in form and substance reasonably satisfactory to Purchaser relating to the transactions which are the subject of this Agreement.
     (f) Agreement for Continued Existence. An agreement, in form and substance satisfactory to Purchaser, duly executed by the general and limited partners of Seller, to continue the existence of Seller and its authority to transact business in the State of Texas until the later of (i) the first anniversary of the Closing and (ii) the date that all claims of Purchaser for indemnification under Article XI made prior to the first anniversary of the Closing Date have been finally resolved.
     (g) Non-competition Agreements. A non-competition agreement in the form attached hereto as Exhibit F, duly executed by William Rickett, and non-solicitation agreements in the form attached hereto as Exhibit G, duly executed by each of Tim Carson and Cliff Dodge.
     (h) Waiver of Exclusivity. An agreement, in form and substance reasonably satisfactory to Purchaser, of Seller’s Louisiana distributor providing that the exclusivity clause contained in the relevant distributorship agreement shall not include video bingo equipment or related products.
     (i) Consents. The consents to assign the Contracts listed on Schedule 5.1(d) but not on Schedule 9.2(b) to the extent obtained as of the Closing Date.
     (j) Other Deliveries. Such other documents or instruments of conveyance as Purchaser may reasonably request to transfer title to the Assets to Purchaser free and clear of all Liens.
ARTICLE XI
INDEMNITY
     11.1 Indemnification by Seller. Subject to the limitations set forth in Section 5.3 and in this Article XI, from and after the Closing Date, Seller shall indemnify and hold harmless Purchaser, and its respective directors, officers, employees and agents from any claim, liability, loss, cost, damage or expense (including, without limitation, court costs and reasonable attorneys’ fees) (“Losses”), as incurred, arising out of, resulting from or in any way related to any of the following: (a) the Excluded Assets; (b) the Retained Liabilities; (c) any breach or default in performance by Seller of any covenant or agreement of Seller contained in this Agreement or in any certificate, instrument or other document delivered by Seller pursuant hereto; and (d) any breach of, or any inaccuracy in, any representation or warranty made by Seller in this Agreement or in any certificate, instrument or other document delivered by Seller pursuant hereto.
     11.2 Purchaser’s Indemnity. From and after the Closing, Purchaser shall indemnify and hold harmless Seller, its Affiliates and their respective directors, officers, employees and agents from and against any Loss, as incurred, arising out of, resulting from or in any way related to (a) the Assumed Liabilities; or (b) a breach of, or the failure to perform or satisfy any of, the representations, warranties and covenants made by Purchaser in this Agreement or in any certificate, instrument or other document delivered by Purchaser pursuant hereto.
     11.3 Indemnity Claims. All claims for indemnification under this Article XI shall be asserted and resolved as follows:
     (a) A party claiming indemnification under this Agreement (an “Indemnified Party”) shall promptly (i) notify the party from whom indemnification is sought (the “Indemnifying Party”) of any third-party claim or claims asserted against the Indemnified Party (“Third Party Claim”) which could give rise to a right of indemnification under this Agreement and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), an estimate of the amount of damages attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Within thirty (30) days after receipt of any Claim Notice (the “Election Period”), the Indemnifying Party shall notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article XI with respect to such Third Party Claim and (ii) whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Third Party Claims.
     (b) If the Indemnifying Party notifies the Indemnified Party within the Election Period that the Indemnifying Party does not dispute its potential liability to the Indemnified Party under this Article XI and that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense, such Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled in accordance with this Section 11.3(b). The Indemnifying Party shall have full control of such defense and proceedings; provided, however, that the Indemnifying Party shall not settle, adjust or compromise any Third Party Claim in a manner that is prejudicial or adverse to the Indemnified Party without the Indemnified Party’s prior written consent (which shall not be unreasonably withheld or delayed). The Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Party is actually entitled to indemnification hereunder or if the Indemnifying Party assumes the defense with respect to the Third Party Claim), to file, during the Election Period, any motion, answer or other pleadings which the Indemnified Party shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and not prejudicial to the Indemnifying Party (it being understood and agreed that if an Indemnified Party takes any such action which is prejudicial and conclusively causes a final adjudication which is adverse to the Indemnifying Party, the Indemnifying Party shall be relieved of its obligations hereunder with respect to such Third Party Claim). If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including, without limitation, the making of any related counterclaim against the person asserting the Third Party Claim or any cross-complaint against any person. Subject to the Indemnified Party’s right pursuant to this Section 11.3(b) to approve any settlement, adjustment or compromise that is prejudicial or adverse to the Indemnified Party, the Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.3(b) and shall bear its own costs and expenses with respect to such participation.
     (c) If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 11.3(b), or if the Indemnifying Party initially elects to defend the Indemnified Party pursuant to Section 11.3(b) but subsequently ceases to prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settled. The Indemnified Party shall have full control of such defense and proceedings, provided, however, that the Indemnified Party may not enter into, without the Indemnifying Party’s consent, which shall not be unreasonably withheld, any compromise or settlement of such Third Party Claim. Notwithstanding the foregoing, if the Indemnifying Party has delivered a written notice to the Indemnified Party to the effect that the Indemnifying Party disputes its potential liability to the Indemnified Party under this Article XI and if it is determined that the Third Party Claim is not one with respect to which the Indemnified Party is entitled to indemnification from the Indemnifying Party by a final, nonappealable order of a court of competent jurisdiction, the Indemnifying Party shall not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this Article XI or of the Indemnifying Party’s participation therein at the Indemnified Party’s request and the Indemnified Party shall reimburse the Indemnifying Party in full for all costs and expenses of such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Article XI, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.
     (d) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (“Indemnity Notice”) describing in reasonable detail the nature of the claim, estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within twenty (20) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the claim specified by the Indemnified Party in the Indemnity Notice shall be deemed a liability of the Indemnifying Party hereunder. If the Indemnifying Party timely disputes such claim, as provided above, such dispute shall be resolved by arbitration in accordance with Section 14.15.

     (e) Payments of all amounts owing by the Indemnifying Party in respect of Third Party Claims pursuant to this Article XI shall be made within ten (10) days after receipt of notice of the incurrence of the Loss by the Indemnified Party, subject to the terms of this Section 11.3. Payments of all amounts owing by the Indemnifying Party pursuant to Section 11.3(d) shall be made within ten (10) days after (i) the expiration of the 20-day Indemnity Notice period if the claim is not disputed or (ii) the decision of the arbitrator pursuant to Section 14.15.
     11.4 Limitations on Indemnification.
     (a) No Indemnifying Party shall have any obligation to indemnify any Indemnified Party pursuant to Sections 11.1 and 11.2 for Losses until the aggregate amount of Losses incurred by such Person exceeds $150,000 in which event such Person shall be entitled to indemnification only with respect to the aggregate amount of such Losses in excess of $150,000. The parties also agree that the limits on indemnification described in this Section 11.4(a) will in no way apply to the Purchase Price adjustment described in Article IV.
     (b) The aggregate liability of Seller for indemnification claims under Sections 11.1(c) and (d) for breaches of representations, warranties, and covenants shall not exceed $5 million.
     (c) The aggregate liability of Purchaser for indemnification claims under Section 11.2 for breaches of representations and warranties and covenants shall not exceed $5 million.
     11.5 Exclusive Remedy. From and after the Closing, the indemnification provisions of this Article XI shall be the exclusive remedy for claims for monetary damages under this Agreement and all certificates, instruments and other documents delivered pursuant hereto, other than claims based on fraud, claims arising out of a breach of the covenants contained in Section 7.4 and claims arising out of a breach of a covenant applicable to the period after the Closing, and, notwithstanding any provision in this Agreement to the contrary, no party shall be able to avoid the limitations on monetary damages expressly set forth in this Article XI by electing to pursue any other remedy.
ARTICLE XII
TAX MATTERS
     12.1 Tax Returns. Seller shall prepare and file (i) all information returns, including federal, state or foreign, required to be filed by Seller after the Closing Date for periods ending on or before the Closing Date (“Information Returns”) and (ii) all other income or business tax returns, including, without limitation, all state or foreign returns, estimated tax returns and payroll tax returns with respect to any taxes imposed on Seller (“Direct Liability Returns”) required to be filed by Seller after the Closing Date for periods ending on or before the Closing Date. Seller shall furnish to each of its partners those schedules required to be furnished to its partners (including Schedule K-1 to Form 1065) in connection with Information Returns required to be filed after the Closing Date with respect to periods ending on or before the Closing Date. Seller will pay all Taxes required to be shown on all Direct Liability Returns.
     12.2 Cooperation.

     (a) Purchaser and Seller shall cooperate with one another, if requested by the other in providing information for the preparation and defense of all Information Returns and Direct Liability Returns (collectively, “Tax Returns”) relating in whole or in part to taxable periods ending on or before or including the Closing Date that are required to be filed after such date. Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or Tax Return preparation packages illustrating previous reporting practices or containing historical information relevant to the preparation of such returns, and furnishing such other information within such party’s possession requested by the party filing such returns as is relevant to their preparation. After the Closing Date, each of Seller and Purchaser shall furnish the other with copies of all correspondence received from any taxing authority in connection with any tax audit or information request with respect to any period beginning prior to the Closing Date.
     (b) Seller, its partners and its duly appointed representatives at its expense shall have the sole right to supervise or otherwise coordinate any audit or tax examination by any taxing authority and to negotiate, resolve, settle or contest any asserted adjustment to income or deficiency in any tax or assert and prosecute any claim for refund of Taxes (a “Tax Claim”) for taxable periods ending on or before the Closing Date, provided that Seller shall not settle, resolve or compromise such examination without the Purchaser’s written consent, which shall not be unreasonably withheld, if such settlement, resolution or compromise would affect Purchaser’s reporting or tax obligations with respect to any period after Closing. Seller shall be entitled to participate at its expense in the defense of any Tax Claim relating to any taxable period that begins before and includes the Closing Date, and, with written consent of Purchaser, at Seller’s sole expense, may assume the entire defense of such Tax Claim.
     12.3 Retention of Documents. Seller and Purchaser will retain all Tax Returns, schedules and work papers, records and other documents in their possession relating to tax matters of the Business prior to the Closing Date until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions (except to the extent notified by the other party in writing of such extensions) or (ii) six (6) years following the due date (without extension) for such Tax Returns.
     12.4 Confidentiality. Each of Seller and Purchaser may take such action as it deems reasonably appropriate to separate or redact information unrelated to the Business from documents and other materials requested and made available pursuant to this Article XII and to condition access to materials that it deems confidential to the execution and delivery of any agreement by the other party not to disclose or misuse such information. Notwithstanding anything in this Agreement to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws.
     12.5 Allocation of Purchase Price. Prior to the Closing, Purchaser and Seller shall cooperate in good faith to agree on the allocation of the Purchase Price among the Assets for tax reporting purposes; provided, that an agreement on such allocation shall not be a condition to the

Closing. If such an agreement is reached, Purchaser and Seller agree that, for tax reporting purposes, they shall report the transaction contemplated by this Agreement in accordance with such allocation and shall not take a position for tax purposes inconsistent therewith. Purchaser and Seller shall treat the purchase and sale of assets under this Agreement as an “applicable asset acquisition” within the meaning of Section 1060 of the Code, and shall prepare and timely file Internal Revenue Service Form 8594 (and any required exhibits thereto) in a manner consistent with any allocation of the Purchase Price agreed upon pursuant to this Section 12.5.
ARTICLE XIII
TERMINATION
     13.1 Termination. This Agreement may be terminated at any time prior to the Closing only:
     (a) by mutual written consent of Seller and Purchaser;
     (b) by Seller if the transactions contemplated by this Agreement are not consummated by the date that is 210 calendar days after the date of this Agreement (the “Termination Date”), except to the extent that such failure arises out of, or results from, a material breach by Seller of any representation, warranty, covenant or obligation of Seller contained herein;
     (c) by Purchaser if the transactions contemplated by this Agreement are not consummated if such failure occurs as a result of the nonfulfillment of any of Purchaser’s conditions to Closing set forth in Section 9.2;
     (d) by either Purchaser or Seller, as the case may be, if there shall have been a breach by the other of any of its representations, warranties, covenants or obligations contained herein, which breach would result in the failure to satisfy any condition set forth in Section 9.1(a) (in the case of a breach by Purchaser), or Section 9.2(a) (in the case of a breach by Seller), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) calendar days after written notice thereof shall have been received by the party alleged to be in breach; provided that the right to terminate this Agreement under this Section 13.1(d) shall not be available to any party if the nonfulfillment of the conditions to such Party’s obligation to close set forth in Section 9.1(a) (in the case of Purchaser) or Section 9.2(a) (in the case of Seller) results from the breach by such Party of any of its representations, warranties, covenants or obligations contained herein;
     (e) by either Purchaser or Seller if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree or ruling shall have become final and non-appealable; or

     (f) by Seller, (i) if Purchaser is determined to be ineligible by the applicable Governmental Authorities to receive the necessary permits or licenses to conduct the Business in any of the States of Montana, West Virginia, Louisiana or South Dakota within 120 days after the date of this Agreement if Purchaser has not, within ten (10) days of Purchaser’s receipt of notice of such determination (such ten-day period, the “Decision Period), provided Seller with written notice of Purchaser’s intent to attempt to cure or have set aside such determination or, (ii) if Purchaser has provided such notice to Seller, if Purchaser fails or is unable to cure or have set aside such determination within thirty (30) days after receipt by Purchaser of notice of such determination; provided, that Seller may not terminate this Agreement pursuant to this Section 13.1(f) if, notwithstanding any such determination or failure or inability to cure or have set aside such determination, Purchaser sets a Closing Date pursuant to Section 10.1(b) that is no earlier than 60 days after the date of this Agreement and no later than eleven business days after (A) the end of the Decision Period or (B) the end of the thirty-day cure period, if applicable;
     (g) by Purchaser at any time prior to the Closing upon written notice thereof to Seller; or
     (h) by Seller if, at any time prior to the Closing, Seller or any of the Owners execute a binding, definitive agreement with a Person other than any of Seller’s Affiliates pursuant to which such Person would acquire, directly or indirectly, whether pursuant to a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, all of Seller’s outstanding partnership interests or all or substantially all of Seller’s assets.
     13.2 Effect of Termination. Except as provided in Section 13.3, if this Agreement is terminated, no party (or any of its Affiliates or their respective directors, officers, managers, employees, representatives or agents) will have any liability or further obligation to any other party to this Agreement, absent fraud or willful breach of this Agreement prior to such termination, and this Agreement shall become void and of no further force or effect; provided, however, that the provisions of Section 7.4 and Article XIV shall survive any termination of this Agreement.
     13.3 Termination Fees.
     (a) If this Agreement is terminated by Purchaser pursuant to Section 13.1(g), then Purchaser shall pay to Seller as liquidated damages one million dollars ($1,000,000) in cash within five (5) business days following such termination, and Purchaser shall have no further obligations to Seller in connection with this Agreement or any termination thereof; provided, however, that no termination fee shall be payable by Purchaser with respect to any termination of this Agreement by Purchaser and Seller pursuant to Section 13.1(a) or by Purchaser pursuant to any of Sections 13.1(c), (d) or (e).
     (b) If this Agreement is terminated by Seller pursuant to Section 13.1(h), then Seller shall pay to Purchaser as liquidated damages one million dollars ($1,000,000) in cash within five (5) business days following such termination, and Seller shall have no further obligations to Purchaser in connection with this Agreement.

     (c) If this Agreement is terminated by Seller pursuant to Section 13.1(b) or (f) and all of Purchaser’s conditions to closing set forth in Section 9.2 to be satisfied by Seller have been fulfilled, then Purchaser shall pay to Seller as liquidated damages one million dollars ($1,000,000) in cash within five (5) business days following such termination, and Purchaser shall have no further obligations to Seller in connection with this Agreement.
ARTICLE XIV
MISCELLANEOUS
     14.1 Expenses. Except as otherwise provided in this Agreement to the contrary, regardless of whether the transactions contemplated herein occur, each of the Parties will be responsible for its own expenses and fees incurred in connection with the transaction contemplated herein.
     14.2. Notice. Any notice, request, instruction, correspondence or other document to be given hereunder by any Party to another (herein collectively called “Notice”) shall be in writing and delivered personally or mailed by certified mail, postage prepaid and return receipt requested, or by facsimile, or by nationally recognized overnight courier, as follows:

(a)	To Seller:	Summit Amusement and Distributing, Ltd.
500 Throckmorton, Suite 3203
Ft. Worth, Texas 76102
Attn: William G. Rickett
Facsimile: (817) 332-1102

	With a copy to:	Paul B. Sander, Esq.
Strasburger & Price, LLP
2801 Network Boulevard, Ste. 600
Frisco, Texas 75034
Facsimile: (469) 227-6573

(b)	To Purchaser:	GameTech International, Inc.
900 Sandhill Road
Reno, Nevada 89521
Attn: Cole Wilson, Esq., General Counsel
Facsimile: (775) 850-6198

	With a copy to:	Jones, Walker, Waechter, Poitevent,
Carrère & Denègre, L.L.P.
201 St. Charles Ave., 51st Floor
New Orleans, LA 70170
Attn: Dionne M. Rousseau, Esq.
Facsimile: 504-589-8338

Notice given by personal delivery or mail shall be effective upon actual delivery at the address above. Notice given by facsimile shall be effective upon actual receipt if received during the recipient’s normal business hours or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All Notices by facsimile shall be confirmed promptly after transmission in writing by certified mail, overnight courier or personal delivery. Notice given by overnight courier shall be effective one (1) business day after delivery to such overnight courier service. Any Party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.
     14.3. Governing Law. The provisions of this Agreement and the documents delivered pursuant hereto shall be governed by and construed in accordance with the laws of the State of Texas (excluding any conflicts-of-law rule or principle that might refer same to the laws of another jurisdiction). Subject to Section 14.15, each of the parties agrees that all actions, suits or proceedings arising out of or based upon this Agreement or the subject matter hereof may be brought and maintained in the federal and state courts of the State of Texas. Each of the parties hereto by execution hereof (i) hereby irrevocably submits to the jurisdiction of the federal and state courts in the State of Texas for the purpose of any action, suit or proceeding arising out of or based upon this Agreement or the subject matter hereof and (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim that he or it is not subject personally to the jurisdiction of the above-named courts, that he or it is immune from extraterritorial injunctive relief or other injunctive relief, that his or its property is exempt or immune from attachment or execution, that any such action, suit or proceeding may not be brought or maintained in one of the above-named courts, that any such action, suit or proceeding brought or maintained in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, should be stayed by virtue of the pendency of any other action, suit or proceeding in any court other than one of the above-named courts or that this Agreement or the subject matter hereof may not be enforced in or by any of the above-named courts. Each of the parties hereto hereby consents to service of process in any such suit, action or proceeding in any manner permitted by the laws of the State of Texas, agrees that service of process by registered or certified mail, return receipt requested, at the address specified in or pursuant to Section 14.2 is reasonably calculated to give actual notice and waives and agrees not to assert by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that such service of process does not constitute good and sufficient service of process.
     14.4. Entire Agreement: Amendments and Waivers. This Agreement, together with all Exhibits and Schedules attached hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements among the Parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

     14.5. Reformation and Severability. In the event that any provision contained in this Agreement shall be determined to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not be in any way impaired.
     14.6 Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any Party as a result of any breach or default by any other Party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.
     14.7 No Third-Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any person who or which is not a Party hereto (or a permitted assign or successor to such Party).
     14.8. Headings, Exhibits and Schedules. The headings of the several Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Exhibits and Schedules referred to herein are attached hereto and incorporated herein by this reference.
     14.9. Assignment; Successors Bound. This Agreement may not be assigned by any Party without the consent of the other Party, except that Purchaser may assign this Agreement and the other Transaction Documents to a wholly-owned subsidiary of Purchaser; provided, that Purchaser’s obligations under such agreements shall not be affected thereby. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
     14.10. Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute a full and complete Agreement.
     14.11. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.
     14.14 Time of the Essence. Time is of the essence with respect to this Agreement.
     14.15 Dispute Resolution. In the event of any dispute between Purchaser and Seller with respect to the matters set forth in this Agreement other than matters to be resolved as set forth in Section 4.2(d) and Section 4.4(b) and other than matters arising under Section 7.4, the parties shall first use their commercially reasonable efforts to resolve such dispute among themselves. If the parties are unable to resolve the dispute within thirty (30) calendar days of the initiation of such procedure, the dispute shall be settled by arbitration as hereinafter provided which shall be the sole and exclusive procedure for the resolution of any such dispute, except as set forth in the second to last sentence of this Section 14.15. Any arbitration between or among the parties shall be conducted in Dallas, Texas at a location mutually acceptable to the parties to the arbitration. Within twenty (20) calendar days after receipt of written notice from one party that it is submitting the matter to arbitration, each party shall designate in writing one arbitrator to resolve the dispute who shall, in turn, jointly select a third arbitrator within twenty (20) calendar days of their designation, with the third arbitrator to be selected in accordance with the procedure established by the American Arbitration Association. The arbitrators so designated shall each be a professional experienced in commercial and business affairs who is not an employee, consultant, officer or director of any party hereto or any affiliate of any party to this Agreement and who has not received any compensation, directly or indirectly, from any party hereto or any affiliate of any party to this Agreement during the two (2) year period preceding the Closing Date. The arbitration shall be governed by the rules of the American Arbitration Association with limited discovery in the discretion of the arbitrator; provided that the arbitrators shall have sole discretion with regard to the admissibility of evidence. Texas law shall otherwise govern in all arbitration proceedings. The arbitrators shall use their best efforts to rule on each disputed issue within 30 calendar days after the completion of the hearings. The determination of the arbitrators as to the resolution of any dispute shall be binding and conclusive upon all parties hereto and shall not be appealable. All rulings of the arbitrators shall be in writing and shall be delivered to the parties hereto. Each party shall pay the fees of its respective designated arbitrator and the prevailing party shall be entitled to an award of its or their reasonable attorneys’ fees and costs in connection with the arbitration in addition to the prevailing party’s fees of the third arbitrator. The parties agree that an action to compel arbitration pursuant to this Agreement may be brought in any court of competent jurisdiction. Any arbitration award may be entered in and enforced by any court having jurisdiction thereof and the parties hereby consent and commit themselves to the jurisdiction of the courts of the State of Texas for purposes of the enforcement of any arbitration award. The arbitration procedures set forth in this section shall be the sole and exclusive arbitration procedures for the resolution of disputes arising under this Agreement, provided, however, that a party may seek a preliminary injunction or other provisional judicial relief if in its judgment such action is necessary to avoid irreparable damage or to preserve the status quo, and provided further that a party may seek appropriate injunctive relief for claims arising under Section 7.4 in the courts located in the State of Texas, as appropriate. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled while the procedures specified in this Section 14.15 are pending.
[SIGNATURES APPEAR ON THE NEXT PAGE]

     IN WITNESS WHEREOF, Purchaser and Seller have caused this Agreement to be signed in multiple originals as of the date first above written.

SELLER:

SUMMIT AMUSEMENT & DISTRIBUTING, LTD.
a Texas limited partnership

By: DynaManagement, Inc., its general partner

By:	/s/ William G. Rickett
William G. Rickett, President

PURCHASER:

GAMETECH INTERNATIONAL, INC.
a Delaware corporation

By:	/s/ Jay Meilstrup

Name:	Jay Meilstrup

Title:	President and Chief Executive Officer

SCHEDULES AND EXHIBITS

Schedules
2.1(f)	Contracts
2.1(g)	Permits and Licenses
2.3(f)	Excluded Assets
2.3(h)	Excluded Contracts
3.1(d)	Contingent Liabilities and Guarantees
3.1(e)	Warranty Obligations
5.1(a)	Organization and Standing
5.1(d)	Consents
5.1(e)	Other Liabilities
5.1(f)	Applicable Law Exceptions
5.1(g)	Liens
5.1(h)	Intellectual Property
5.1(i)	Tax Matters
5.1(j)	Employee Matters
5.1(k)	Employee Benefit Plans
5.1(l)	Material Changes
5.1(m)	Litigation
5.1(n)	Environmental Matters
5.1(o)	Insurance
5.1(p)	Product Matters
5.1(t)	Inventory Write-Offs
5.1(u)	Receivables
5.1(v)	Additional Liabilities
5.1(w)	Related Party Transactions
5.1(x)	Top 10 Suppliers and Customers
5.1(cc)	Route Sale Documents
9.2(b)	Required Consents

Exhibits
A	First Form of Escrow Agreement
B	Second Form of Escrow Agreement
C	Form of Bill of Sale, Assignment and Assumption Agreement
D	Form of Intellectual Property Assignment
E	Form of Opinion of Seller’s Counsel
F	Form of Non-Competition Agreement
G	Form of Non-Solicitation Agreement